Exhibit 99.2

FIRST MAJESTIC SILVER CORP.

and

COMPUTERSHARE TRUST COMPANY, N.A.

as Trustee

INDENTURE

Dated as of December 8, 2025

$350,000,000 Principal Amount

0.125% Convertible Senior Notes due 2031

i

2.18	SPECIAL TRANSFER PROVISIONS	16

2.19	RESTRICTIVE LEGENDS	18

2.20	ADDITIONAL SECURITIES	18

Article III REDEMPTION AND PURCHASE UPON A FUNDAMENTAL CHANGE		19

3.01	RIGHTS OF REDEMPTION AND PURCHASE	19

3.02	NOTICES TO TRUSTEE	20

3.03	SELECTION OF SECURITIES TO BE REDEEMED	20

3.04	NOTICE OF REDEMPTION	21

3.05	EFFECT OF NOTICE OF REDEMPTION	22

3.06	DEPOSIT OF REDEMPTION PRICE	22

3.07	SECURITIES REDEEMED IN PART	23

3.08	TAX REDEMPTION	23

3.09	OFFER TO PURCHASE UPON A FUNDAMENTAL CHANGE	24

Article IV COVENANTS		30

4.01	PAYMENT OF SECURITIES	30

4.02	MAINTENANCE OF OFFICE OR AGENCY	30

4.03	RULE 144A INFORMATION AND SEC REPORTS	31

4.04	COMPLIANCE CERTIFICATE	33

4.05	STAY, EXECUTION AND USURY LAWS	33

4.06	CORPORATE EXISTENCE	33

4.07	NOTICE OF DEFAULT	34

4.08	PAYMENT OF ADDITIONAL AMOUNTS	34

Article V SUCCESSORS		37

5.01	WHEN COMPANY MAY MERGE, ETC	37

5.02	SUCCESSOR SUBSTITUTED	37

Article VI DEFAULTS AND REMEDIES		37

6.01	EVENTS OF DEFAULT	37

6.02	ACCELERATION	40

6.03	OTHER REMEDIES	41

6.04	WAIVER OF PAST DEFAULTS	41

6.05	CONTROL BY MAJORITY	41

6.06	LIMITATION ON SUITS	42

6.07	RIGHTS OF HOLDERS TO RECEIVE PAYMENT OR TO CONVERT THEIR SECURITIES	42

6.08	COLLECTION SUIT BY TRUSTEE	42

6.09	TRUSTEE MAY FILE PROOFS OF CLAIM	43

6.10	PRIORITIES	43

6.11	UNDERTAKING FOR COSTS	43

6.12	DELAY OR OMISSION NOT WAIVER	44

6.13	RESTORATION OF RIGHTS AND REMEDIES	44

Article VII TRUSTEE		44

7.01	DUTIES OF TRUSTEE	44

7.02	RIGHTS OF TRUSTEE	45

7.03	INDIVIDUAL RIGHTS OF TRUSTEE	48

7.04	DISCLAIMER OF THE TRUSTEE	48

7.05	NOTICE OF DEFAULTS	48

7.06	COMPENSATION AND INDEMNITY	49

7.07	REPLACEMENT OF TRUSTEE	50

7.08	SUCCESSOR TRUSTEE BY MERGER, ETC.	50

7.09	ELIGIBILITY; DISQUALIFICATION	51

Article VIII DISCHARGE OF INDENTURE		51

8.01	TERMINATION OF THE OBLIGATIONS OF THE COMPANY	51

8.02	APPLICATION OF TRUST MONEY	51

8.03	REPAYMENT TO COMPANY	51

8.04	REINSTATEMENT	52

Article IX AMENDMENTS		52

9.01	WITHOUT CONSENT OF HOLDERS	52

9.02	WITH CONSENT OF HOLDERS	53

9.03	REVOCATION AND EFFECT OF CONSENTS	54

9.04	NOTATION ON OR EXCHANGE OF SECURITIES	55

9.05	TRUSTEE PROTECTED	55

9.06	EFFECT OF SUPPLEMENTAL INDENTURES	55

Article X CONVERSION		56

10.01	CONVERSION PRIVILEGE; RESTRICTIVE LEGENDS	56

10.02	CONVERSION PROCEDURE AND PAYMENT UPON CONVERSION	56

10.03	TAXES ON CONVERSION	58

10.04	COMPANY TO PROVIDE COMMON SHARES	58

10.05	ADJUSTMENT OF CONVERSION RATE	59

10.06	NO ADJUSTMENT	67

10.07	OTHER ADJUSTMENTS	68

10.08	ADJUSTMENTS FOR TAX PURPOSES	68

10.09	NOTICE OF ADJUSTMENT	68

10.10	EFFECT OF RECLASSIFICATIONS, CONSOLIDATIONS, MERGERS, BINDING SHARE EXCHANGES OR SALES ON CONVERSION PRIVILEGE	69

10.11	TRUSTEE’S DISCLAIMER	71

10.12	RIGHTS DISTRIBUTIONS PURSUANT TO SHAREHOLDERS’ RIGHTS PLANS.	71

10.13	INCREASED CONVERSION RATE APPLICABLE TO CERTAIN SECURITIES SURRENDERED IN CONNECTION WITH MAKE-WHOLE FUNDAMENTAL CHANGES OR NOTICE OF REDEMPTION	72

Article XI MISCELLANEOUS		74

11.01	NOTICES	74

11.02	CERTIFICATE AND OPINION AS TO CONDITIONS PRECEDENT	76

11.03	STATEMENTS REQUIRED IN CERTIFICATE OR OPINION	76

11.04	RULES BY TRUSTEE AND AGENTS	77

11.05	LEGAL HOLIDAYS	77

11.06	DUPLICATE ORIGINALS	77

11.07	GOVERNING LAW	77

11.08	SUBMISSION TO JURISDICTION	78

11.09	JUDGMENT CURRENCY	78

11.10	NO ADVERSE INTERPRETATION OF OTHER AGREEMENTS	79

11.11	SUCCESSORS	79

11.12	SEPARABILITY	79

11.13	TABLE OF CONTENTS, HEADINGS, ETC	79

11.14	CALCULATIONS IN RESPECT OF THE SECURITIES	79

11.15	NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR SHAREHOLDERS	79

11.16	WAIVER OF JURY TRIAL	80

Exhibit A	-	Form of Global Security
Exhibit B-1	-	Form of Legend for Global Security
Exhibit B-2	-	Form of Private Placement Legend
Exhibit B-3	-	Form of Canadian Legend
Exhibit C	-	Form of Notice of Transfer Pursuant to Registration Statement

v

Exhibit D	-	Form of Certificate to be Delivered in Connection with Transfers Pursuant to Regulation S

INDENTURE (the “Indenture”), dated as of December 8, 2025, between First Majestic Silver Corp., a British Columbia company (the “Company”), and Computershare Trust Company, N.A., as trustee (the “Trustee”).

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders.

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

1.01	DEFINITIONS.

“Additional Interest” means all amounts, if any, payable pursuant to Section 4.03(D) and Section 6.01, as applicable.

“Affiliate” means any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company. For this purpose, “control” shall mean the power to direct the management and policies of a person through the ownership of securities, by contract or otherwise.

“Board of Directors” means the Board of Directors of the Company or any committee thereof authorized to act for it hereunder.

“Board Resolution” means a copy of a resolution certified by the Corporate Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means any weekday that is not a day on which banking institutions in the City of New York, New York, the City of Vancouver, British Columbia or the location of the Corporate Trust Office of the Trustee are authorized or obligated to close.

“Canadian Legend” means a legend labeled as such as set forth in Exhibit B-3 hereto.

“Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity, but, for avoidance of doubt, excluding any debt securities convertible into such stock.

“close of business” means 5:00 P.M., New York City time.

“Closing Sale Price” means the price of a Common Share on the relevant date, determined (a) on the basis of the closing sale price per Common Share (or if no closing sale price per Common Share is reported, the average of the bid and ask prices per Common Share or, if more than one in either case, the average of the average bid and the average ask prices per Common Share) on such date on the principal U.S. national securities exchange on which the

Common Shares are listed; or (b) if the Common Shares are not listed on a U.S. national securities exchange, as reported by OTC Markets Group Inc. or a similar organization. In the absence of a quotation, the Closing Sale Price shall be such price as the Company shall reasonably determine on the basis of such quotations as most accurately reflecting the price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arms-length transaction, for a Common Share.

“Common Share” means a common share, without par value, of the Company, or such other unit of Share Capital of the Company into which the Company’s common shares are reclassified or changed.

“Company” means the party named as such above until a successor replaces it pursuant to the applicable provision of Article V hereof and thereafter means the successor. The foregoing sentence shall likewise apply to any such successor or subsequent successor.

“Company Order” means a written request or order signed on behalf of the Company by any one Officer.

“Conversion Date” means, with respect to a Security to be converted in accordance with Article X, the date on which the Holder of such Security satisfies all the requirements for such conversion set forth in Article X and in paragraph 9 of the Securities; provided, however, that if such date is not a Trading Day, then the Conversion Date shall be deemed to be the next day that is a Trading Day.

“Conversion Price” means, as of any date of determination, the dollar amount derived by dividing one thousand dollars ($1,000) by the Conversion Rate in effect on such date.

“Conversion Rate” shall initially be 44.7227 Common Shares per $1,000 principal amount of Securities, subject to adjustment as provided in Article X.

“Corporate Trust Office” means with respect to the Trustee, the office of the Trustee at which the corporate trust business of the Trustee is principally administered, which at the date of this Indenture is located at 1505 Energy Park Drive, St. Paul, Minnesota 55108, Attention: Corporate Trust Services – First Majestic Silver Corp Administrator, or such other address that the Trustee may designate with respect to itself from time to time by notice to the Company and the Holders, or the corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Company and the Holders).

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Depository” means DTC or such other depository institution hereinafter appointed by the Company pursuant to the terms of this Indenture.

“DTC” means The Depository Trust Company, its nominees and successors.

“Effective Date” means the first date on which the Common Shares trade on such applicable exchange or market, regular way, reflecting the relevant share split or share combination, as applicable.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“Ex-Date” means the first date on which the Common Shares trade on the NYSE (or if our Common Shares are not then listed on the NYSE, on the principal other U.S. national or regional securities exchange on which the Common Shares are then listed or, if the Common Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Shares are then listed or admitted for trading), without the right to receive such issuance, dividend or distribution from the Company or, if applicable, from the seller of Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

A “Fundamental Change” will be deemed to have occurred if any of the following occurs after the time the Securities are originally issued:

(1) any “person” or “group” within the meaning of Section 13(d) under the Exchange Act is or becomes the direct or indirect “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of Company’s Voting Shares representing 50% or more of the total voting power of all outstanding classes of Company’s Voting Shares entitled to vote generally in elections of directors of the Company, or has the power, directly or indirectly, to elect a majority of the members of the Company’s Board of Directors;

(2) the consummation of (A) any share exchange, consolidation, amalgamation, statutory arrangement or merger of the Company pursuant to which Common Shares will be converted into or exchanged for cash, securities or other property; or (B) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one of the Subsidiaries; provided that a transaction described in clause (A) above pursuant to which the persons that “beneficially owned”, directly or indirectly, the Company’s Voting Shares immediately prior to such transaction “beneficially own”, directly or indirectly, Company’s Voting Shares representing at least a majority of the total voting power of all outstanding classes of Voting Shares of the surviving or transferee Person and such holders’ proportional voting power immediately after such transaction vis-à-vis each other with respect to the securities they receive in such transaction will be in substantially the same proportions as their respective voting power vis-à-vis each other immediately prior to such transaction will not constitute a “Fundamental Change”; or

(3) the holders of Company’s Share Capital approve any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with this Indenture).

However, notwithstanding the foregoing, a “Fundamental Change” will not be deemed to have occurred if at least 90% of the consideration paid for Common Shares in a transaction or transactions described under clause (2) above, excluding cash payments for any fractional shares, consists of shares of common equity traded on any of the TSX, the NYSE, the NYSE American, the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market (or any of their respective successors), or will be so traded promptly after such transaction, and, as a result therefrom, such consideration becomes the Reference Property for the Securities.

“Holder” means a person in whose name a Security is registered on the Registrar’s books.

“Indebtedness” of a person means the principal of, premium, if any, and interest on, and all other obligations in respect of (a) all indebtedness of such person for borrowed money (including all indebtedness evidenced by notes, bonds, debentures or other securities), (b) all obligations (other than trade payables) incurred by such person in the acquisition (whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person) of any business, real property or other assets, (c) all reimbursement obligations of such person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such person, (d) all capital lease obligations of such person, (e) all net obligations of such person under interest rate swap, currency exchange or similar agreements of such person, (f) all obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed-upon residual value of the leased property, including such person’s obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed-upon residual value of the leased property to the lessor, (g) guarantees by such person of indebtedness described in clauses (a) through (f) of another person, and (h) all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any indebtedness, obligation, guarantee or liability of the kind described in clauses (a) through (g).

“Initial Purchasers” means the Initial Purchasers identified in the Purchase Agreement.

“Legal Holiday” is a day that is not a Business Day.

“Make-Whole Fundamental Change” means any transaction or event that constitutes a Fundamental Change, as determined after giving effect to any exceptions or exclusions from the definition thereof but without giving effect to the proviso in clause (2) of such definition.

“Market Disruption Event” means either (i) a failure by the NYSE, or if the Common Shares are not then listed on the NYSE, on the principal U.S. national or other securities exchange or market (including any non-U.S. securities exchange or market) on which the Common Shares are listed or admitted to trading to open for trading during its regular trading session; or (ii) with respect to any date, the occurrence or existence during the one-half hour period ending at the scheduled close of trading on such date on the NYSE (or if the Common Shares are not then listed on the NYSE, the principal U.S. or other securities exchange or market (including any non-U.S. securities exchange or market) on which the Common Shares are listed or admitted for trading or trade), of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Common Shares or in any options, contracts or futures contracts relating to the Common Shares.

“Maturity Date” means January 15, 2031.

“NYSE” means the New York Stock Exchange.

“Offering Memorandum” means the Preliminary Offering Memorandum of the Company, dated December 3, 2025 and used by the Company and the Initial Purchasers in connection with offers and sales of the Securities, as supplemented by the related Pricing Term Sheet, dated December 3, 2025.

“Officer” means the President and Chief Executive Officer, the Chief Financial Officer or the Corporate Secretary of the Company.

“Officer’s Certificate” means a certificate signed by any one Officer of the Company.

“open of business” means 9:00 A.M., New York City time.

“Opinion of Counsel” means a written opinion from legal counsel who may be an employee of or counsel for the Company, or other counsel, and who shall be reasonably acceptable to the Trustee; provided that each of Dorsey & Whitney LLP and Bennett Jones LLP shall be deemed reasonably acceptable to the Trustee.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

“Purchase Agreement” means the Purchase Agreement, dated December 4, 2025, among the Company and the Initial Purchasers.

“Purchase Notice” means a Purchase Notice in the form set forth in the Securities.

“Record Date” means with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares (or other applicable security) have the right to receive cash, securities or other property or in which Common Shares are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of Common Shares (or other applicable security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, by statute, contract or otherwise).

“Redemption Date” means the date specified for Redemption of the Securities in accordance with the terms of the Securities and this Indenture.

“Redemption Price” means the redemption price payable with respect to a Security to be redeemed by the Company in accordance with Section 3.01 or Section 3.08.

“Responsible Officer” shall mean, when used with respect to the Trustee, any officer within the Corporate Trust Office of the Trustee (or any successor group of the Trustee), who has direct responsibility for the administration of this Indenture, or any other officer to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject.

“Restricted Security” means a Security that constitutes a “restricted security” within the meaning of Rule 144(a)(3) under the Securities Act; provided, however, that the Trustee shall be entitled to request and conclusively rely on an Opinion of Counsel with respect to whether any Security constitutes a Restricted Security.

“Rule 144A” means Rule 144A under the Securities Act.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” means the 0.125% Convertible Senior Notes due 2031 issued by the Company pursuant to this Indenture.

“Securities Custodian” means Computershare Trust Company, N.A., as custodian with respect to the Securities in global form, or any successor entity thereto.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

“Securities Agent” means any Registrar, Paying Agent, Conversion Agent or co-Registrar.

“Share Capital” of any Person means any and all shares, interests, participations or other equivalents (however designated) of share capital of such Person and all warrants or options to acquire such share capital.

“Significant Subsidiary” with respect to any Person means any subsidiary of such person that constitutes a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, as such regulation is in effect on the date of this Indenture.

“Subsidiary” means (i) a corporation a majority of whose Share Capital with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by the Company, by one or more subsidiaries of the Company or by the Company and one or more of its subsidiaries or (ii) any other person (other than a corporation) in which the Company, one or more of its subsidiaries, or the Company and one or more of its subsidiaries, directly or indirectly, at the date of determination thereof, own at least a majority ownership interest.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder.

A “Termination of Trading” will be deemed to occur if the Common Shares (or other common shares into which the Securities are then convertible) are no longer listed or quoted on any of TSX, the NYSE, the NYSE American, the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market (or any of their respective successors).

“Trading Day” means any day during which all of the following conditions are satisfied: (i) there is no Market Disruption Event and (ii) trading in the Common Shares generally occurs on the NYSE, or if the Common Shares are not then listed on the NYSE, on the principal U.S. national or other securities exchange or market (including any non-U.S. securities exchange or market) on which the Common Shares are then listed or admitted for trading, and in each case a Closing Sale Price for the Common Shares is provided on such securities exchange or market; provided that, if the Common Shares are not so listed or admitted for trading, “Trading Day” means “Business Day.”

“Trustee” means the party named as such in this Indenture until a successor replaces it in accordance with the provisions hereof and thereafter means the successor serving hereunder.

“TSX” means the Toronto Stock Exchange.

“Voting Shares” of any Person means the total outstanding voting power of all classes of the Share Capital of such Person entitled to vote generally in the election of directors of such Person.

1.02	OTHER DEFINITIONS.

Term	Defined in Section

“Additional Amounts”	4.08

“Applicable Price”	10.13

“Bankruptcy Law”	6.01

“Canadian Taxes”	4.08

“Clause A Distribution”	10.05

“Clause B Distribution”	10.05

“Clause C Distribution”	10.05

“Conversion Agent”	2.03

“Custodian”	6.01

“Event of Default”	6.01

“Excluded Holder”	4.08

“Excluded Taxes”	4.08

“Fundamental Change Notice”	3.09

“Fundamental Change Purchase Date”	3.09

“Fundamental Change Purchase Offer”	3.09

“Fundamental Change Purchase Price”	3.09

“Global Security”	2.01

“Ineligible Consideration”	10.10

“interest”	1.03

“Judgment Currency”	11.09

“Make-Whole Applicable Increase”	10.13

“Make-Whole Cap”	10.13

“Make-Whole Conversion Period”	10.13

“Make-Whole Consideration”	10.13

“Make-Whole Effective Date”	10.13

“New Shares”	10.10

“Notice of Default”	6.01

“Notice of Election”	3.08

“Notice of Redemption”	3.01

“Participants”	2.17

“Paying Agent”	2.03

“Physical Securities”	2.01

“Private Placement Legend”	2.19

“Redemption”	3.01

“Redemption Conversion Period”	10.13

“Reference Property”	10.10

“Registrar”	2.03

“Relevant Taxing Jurisdiction”	4.08

“Resale Restriction Termination Date”	2.19

“Restricted Transfer Default”	4.03

“Spin-Off”	10.05

“Spin-Off Shares”	10.10

“Successor”	5.01

“Trigger Event”	10.05

1.03	RULES OF CONSTRUCTION.

Unless the context otherwise requires:

(i) a term has the meaning assigned to it;

(ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with Canadian generally accepted accounting principles in effect from time to time;

(iii) “or” is not exclusive;

(iv) “including” means “including without limitation”;

(v) words in the singular include the plural and in the plural include the singular;

(vi) The term “interest” includes (i) any Additional Interest payable as set forth in Section 4.03(D) and Section 6.01 and (ii) any Additional Amounts payable pursuant to Section 4.08 of this Indenture;

(vii) “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision of this Indenture;

(viii) references to currency shall mean the lawful currency of the United States of America, unless the context requires otherwise;

(ix) references to laws and statutes shall be deemed to refer to successor laws and statutes thereto;

(x) the term “signature,” includes a manual, facsimile or electronic signature;

(xi) “$” or “U.S. dollars” will refer to United States dollars; and

(xii) any share price that is reported in Canadian dollars shall be deemed a reference to the amount, in U.S. dollars, into which such amount of Canadian dollars would be converted based on the daily average rate published by the Bank of Canada on the date of such share price.

ARTICLE II

THE SECURITIES

2.01	FORM AND DATING.

The Securities and the Trustee’s certificate of authentication shall be substantially in the form set forth in Exhibit A, which is incorporated in and forms a part of this Indenture. The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Security shall be dated the date of its authentication.

The Securities shall be issued initially in the form of one or more Global Securities, substantially in the form set forth in Exhibit A (the “Global Security”), deposited with the Securities Custodian, as custodian for DTC (who shall be the initial Depository with respect to the Securities), duly executed by the Company and authenticated by the Trustee and bearing the legends set forth in Exhibits B-1, B-2 and B-3, as applicable. The aggregate principal amount of the Global Security may from time to time be increased or decreased by adjustments made on the records of the Securities Custodian, as custodian for the Depository, as hereinafter provided; provided, that, except as permitted by Section 2.20, in no event shall the aggregate principal amount of the Global Security or Securities exceed $350,000,000.

Securities issued in exchange for interests in a Global Security pursuant to Section 2.17 may be issued in the form of permanent certificated Securities in registered form in substantially the form set forth in Exhibit A (the “Physical Securities”) and, if applicable, bearing any legends required hereby.

The Securities shall be denominated in U.S. dollars, and all cash payments due thereon shall be made in U.S. dollars. The Securities shall be issuable only in registered form without interest coupons and only in minimum denominations of $1,000 principal amount and any integral multiple thereof.

2.02	EXECUTION AND AUTHENTICATION OF SECURITIES.

One duly authorized Officer shall sign the Securities for the Company. A Security’s validity shall not be affected by the failure of an Officer whose signature is on such Security to hold, at the time the Security is authenticated, the same office at the Company.

A Security shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

Upon receipt of a Company Order, the Trustee shall authenticate Securities for original issue in the aggregate principal amount of $350,000,000. The aggregate principal amount of Securities outstanding at any time may not exceed $350,000,000 except as provided in Section 2.20.

Upon receipt of a Company Order, the Trustee shall authenticate Securities not bearing the Private Placement Legend to be issued to the transferee when sold pursuant to an effective registration statement or pursuant to Rule 144 or Regulation S under the Securities Act as set forth in Section 2.18. The Trustee shall authenticate Securities not bearing the Canadian Legend to be issued to a transferee when so permitted to be issued without a Canadian Legend in accordance with Section 2.18(E).

The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such authenticating agent. An authenticating agent so appointed has the same rights as the Trustee to deal with the Company and its Affiliates.

2.03	REGISTRAR, PAYING AGENT AND CONVERSION AGENT.

The Company shall maintain, or shall cause to be maintained, (i) an office or agency where Securities may be presented for registration of transfer or for exchange (“Registrar”), (ii) an office or agency where Securities may be presented for payment (“Paying Agent”), and (iii) an office or agency where Securities may be presented for conversion (“Conversion Agent”). The Corporate Trust Office shall initially serve as the office or agency for the aforementioned purposes. The Registrar shall keep a register of the Securities and of their transfer and exchange. The Company may appoint or change one or more co-Registrars, one or more additional paying agents and one or more additional conversion agents without notice and may act in any such capacity on its own behalf. The term “Registrar” includes any co-Registrar; the term “Paying Agent” includes any additional paying agent; and the term “Conversion Agent” includes any additional conversion agent.

The Company shall enter into an appropriate agency agreement with any Securities Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Securities Agent. The Company shall notify the Trustee of the name and address of any Securities Agent not a party to this Indenture.

The Company initially appoints the Trustee as Paying Agent and Registrar. The Company initially appoints Computershare Trust Company, N.A. as Conversion Agent.

2.04	PAYING AGENT TO HOLD MONEY IN TRUST.

Each Paying Agent shall hold in trust for the benefit of the Holders or the Trustee all moneys held by the Paying Agent for the payment of the Securities, and shall notify the Trustee of any Default by the Company in making any such payment. While any such Default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent shall have no further liability for such money. If the Company acts as Paying Agent, it shall segregate and hold as a separate trust fund all money held by it as Paying Agent.

2.05	HOLDER LISTS.

The Registrar shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders. If the Trustee is not the Registrar, the Company shall furnish, or shall cause to be furnished, to the Trustee at least five (5) Business Days before each interest payment date and at such other times as the Trustee may request in writing a list, in such form and as of such date as the Trustee may reasonably require, of the names and addresses of Holders appearing in the security register of the Registrar.

2.06	TRANSFER AND EXCHANGE.

Subject to Sections 2.17 and Section 2.18 hereof, where Securities are presented to the Registrar with a request to register their transfer or to exchange them for an equal principal amount of Securities of other authorized denominations, the Registrar shall register the transfer or make the exchange if its requirements for such transaction are met. To permit registrations of transfer and exchanges, the Trustee shall authenticate Securities upon the Trustee’s receipt of a Company Order therefor.

No service charge shall be made for any transfer, exchange or conversion of Securities, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge that may be imposed in connection with any transfer, exchange or conversion of Securities, other than exchanges pursuant to Sections 2.10, 9.04 or 10.02, or Article III, not involving any transfer.

The Trustee, Registrar and any transfer agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer or exchange imposed under this Indenture or under applicable law with respect to any transfer or exchange of any interest in any Security (including any transfers between or among participants or other beneficial owners of interests in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

2.07	REPLACEMENT SECURITIES.

If the Holder of a Security claims that the Security has been mutilated, lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall, upon receipt of a Company Order, authenticate a replacement Security upon surrender to the Trustee of the mutilated Security, or upon delivery to the Trustee of evidence of the loss, destruction or theft of the Security satisfactory to the Trustee and the Company. In the case of a lost, destroyed or wrongfully taken Security, if required by the Trustee or the Company, an indemnity bond must be provided by the Holder that is satisfactory to the Trustee and the Company to indemnify and hold harmless the Company and the Trustee from any loss which any of them may suffer if such Security is replaced. The Trustee and the Company may charge such Holder for their expenses in replacing a Security.

In case any such mutilated, lost, destroyed or wrongfully taken Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security when due.

Every replacement Security is an additional obligation of the Company only as provided in Section 2.08.

2.08	OUTSTANDING SECURITIES.

Securities outstanding at any time are all the Securities authenticated by the Trustee except for those converted, those cancelled by it, those delivered to it for cancellation and those described in this Section 2.08 as not outstanding. Except to the extent provided in Section 2.09, a Security does not cease to be outstanding because the Company or one of its Subsidiaries or Affiliates holds the Security.

If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it, or a court holds, that the replaced Security is held by a protected purchaser.

If the Paying Agent (other than the Company) holds by 10:00 a.m. New York City time on any Redemption Date, Fundamental Change Purchase Date or Maturity Date, money sufficient to pay the aggregate Fundamental Change Purchase Price, Redemption Price or principal amount, as the case may be, with respect to all Securities to be redeemed, purchased or paid upon Redemption, pursuant to a Fundamental Change Purchase Offer or upon maturity, as the case may be, in each case plus, if applicable, accrued and unpaid interest, if any, payable as herein provided upon Redemption, pursuant to a Fundamental Change Purchase Offer or upon maturity, then (unless there shall be a Default in the payment of such aggregate Redemption Price, Fundamental Change Purchase Price or principal amount, or of such accrued and unpaid interest), except as otherwise provided herein, on and after such date such Securities shall be deemed to be no longer outstanding, interest on such Securities shall cease to accrue, and such Securities shall be deemed paid whether or not such Securities are delivered to the Paying Agent. Thereafter, all rights of the Holders of such Securities shall terminate with respect to such Securities, other than the right to receive the Redemption Price, the Fundamental Change Purchase Price or the principal amount, as the case may be, plus, if applicable, such accrued and unpaid interest, in accordance with this Indenture.

If a Security is converted in accordance with Article X, then, from and after the time of such conversion on the Conversion Date, such Security shall cease to be outstanding, and interest, if any, shall cease to accrue on such Security unless there shall be a Default in the payment or delivery of the consideration payable hereunder upon such conversion.

2.09	SECURITIES HELD BY THE COMPANY OR AN AFFILIATE.

In determining whether the Holders of the required aggregate principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company or one of its Subsidiaries or Affiliates, shall be considered as though not outstanding, except that, for the purposes of determining whether the Trustee or the Securities Agent, as applicable, shall be protected in relying on any such direction, waiver or consent, only Securities which a Responsible Officer of the Trustee or the Securities Agent, as applicable, actually knows are so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be considered to be outstanding for purposes of this Section 2.09 if the pledgee establishes, to the satisfaction of the Trustee, the pledgee’s right so to concur with respect to such Securities and that the pledgee is not, and is not acting at the direction or on behalf of, the Company or one of its Subsidiaries or Affiliates. In the event of a dispute or uncertainty as to whether the pledgee has established the foregoing, the Trustee may conclusively rely on the advice of counsel or on an Officer’s Certificate.

2.10	TEMPORARY SECURITIES.

Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall, upon receipt of a Company Order, authenticate temporary Securities. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee, upon receipt of a Company Order, shall authenticate definitive Securities in exchange for temporary Securities. Until so exchanged, each temporary Security shall in all respects be entitled to the same benefits under this Indenture as definitive Securities, and such temporary Security shall be exchangeable for definitive Securities in accordance with the terms of this Indenture.

2.11	CANCELLATION.

The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar, Paying Agent and Conversion Agent shall forward to the Trustee any Securities surrendered to them for transfer, exchange, payment or conversion. The Trustee shall promptly cancel all Securities surrendered for transfer, exchange, payment, conversion or cancellation in accordance with its customary procedures. The Company may not issue new Securities to replace Securities that it has paid or delivered to the Trustee for cancellation or that any Holder has converted pursuant to Article X. All cancelled Securities held by the Trustee shall be disposed of in accordance with the Trustee’s procedure for the disposition of cancelled securities, and certification of their disposition shall be delivered by the Trustee to the Company unless the Company shall, by a Company Order, direct that cancelled Securities be returned to it.

2.12	INTEREST PAYMENT AND RECORD DATES.

The interest payment dates for the Securities shall be January 15 and July 15 of each calendar year, beginning with, and including, July 15, 2026. The regular record date for an interest payment date that falls on January 15 shall be the immediately preceding January 1, and the regular record date for an interest payment date that falls on July 15 shall be the immediately preceding July 1.

2.13	NO SINKING FUND.

There shall be no sinking fund with respect to the Securities.

2.14	DEFAULTED INTEREST.

If and to the extent the Company defaults in a payment of interest on the Securities, the Company shall pay in cash the defaulted interest in any lawful manner plus, to the extent not prohibited by applicable statute or case law, interest on such defaulted interest at the rate provided in the Securities. The Company may pay the defaulted interest (plus interest on such defaulted interest) to the persons who are Holders on a subsequent special record date. The Company shall fix such record date and payment date. At least fifteen (15) calendar days before the record date, the Company shall mail to the Trustee and Holders a notice that states the record date, payment date and amount of interest to be paid. Upon the due payment of defaulted interest in full, interest shall no longer accrue on such defaulted interest pursuant to this Section 2.14.

2.15	CUSIP NUMBERS.

The Company in issuing the Securities may use one or more CUSIP numbers, and, if so, the Trustee shall use the CUSIP numbers in notices of redemption, purchase or exchange as a convenience to Holders; provided, however, that no representation is hereby deemed to be made by the Trustee as to the correctness or accuracy of the CUSIP numbers printed on the notice or on the Securities; provided further, that reliance may be placed only on the other identification numbers printed on the Securities, and the effectiveness of any such notice shall not be affected by any defect in, or omission of, such CUSIP numbers. The Company shall promptly notify the Trustee in writing of any change in the CUSIP numbers.

2.16	DEPOSIT OF MONEYS.

At least one Business Day prior to each interest payment date, Maturity Date, Redemption Date or Fundamental Change Purchase Date, the Company shall have deposited with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with Section 2.04) money, in funds immediately available on such date, sufficient to make cash payments, if any, due on such interest payment date, Maturity Date, Redemption Date or Fundamental Change Purchase Date, as the case may be, in a timely manner which permits the Paying Agent to remit payment to the Holders on such interest payment date, Maturity Date, Redemption Date or Fundamental Change Purchase Date, as the case may be.

2.17	BOOK-ENTRY PROVISIONS FOR GLOBAL SECURITIES.

(A) The Global Securities initially shall (i) be registered in the name of the Depository for the Securities or the nominee of such Depository, (ii) be delivered to the Securities Custodian as custodian for such Depository and (iii) bear legends as required hereby.

(B) Members of, or participants in, the Depository for the Securities (“Participants”) shall have no rights under this Indenture with respect to any Global Security held on their behalf by such Depository, or the Securities Custodian as its custodian, or under the Global Security, and such Depository may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by such Depository or impair, as between such Depository and Participants, the operation of customary practices governing the exercise of the rights of a Holder of any Security.

(C) Transfers of Global Securities shall be limited to transfers in whole, but not in part, to the Depository for the Securities, its successors or their respective nominees. In addition, Physical Securities shall be transferred to all beneficial owners, as identified by such Depository, in exchange for their beneficial interests in Global Securities only if (i) such Depository notifies the Company that such Depository is unwilling or unable to continue as depository for any Global Security (or such Depository ceases to be a “clearing agency” registered under Section 17A of the Exchange Act) and a successor Depository is not appointed by the Company within ninety (90) days of such notice or cessation or (ii) an Event of Default has occurred and is continuing and the Registrar has received a written request from such Depository to issue Physical Securities.

(D) In connection with the transfer of a Global Security in its entirety to beneficial owners pursuant to Section 2.17(C), such Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall upon receipt of a Company Order, authenticate and deliver, to each beneficial owner identified by the Depository for the Securities in exchange for its beneficial interest in such Global Security, an equal aggregate principal amount of Physical Securities of authorized denominations.

(E) Any Physical Security constituting a Restricted Security delivered in exchange for an interest in a Global Security, pursuant to Section 2.17(C) shall, except as otherwise provided by Section 2.18, bear the Private Placement Legend. Any Physical Security delivered in exchange for an interest in a Global Security pursuant to Section 2.17(C), except as otherwise permitted by Section 2.18(E), shall bear the Canadian Legend.

(F) The Holder of any Global Security may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action which a Holder is entitled to take under this Indenture or the Securities.

(G) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Participants or beneficial owners of interests in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(H) Neither the Trustee, the Securities Custodian nor any Securities Agent shall have any responsibility for any actions taken or not taken by the Depository.

2.18	SPECIAL TRANSFER PROVISIONS.

(A) Restrictions on Transfer and Exchange of Global Securities. Notwithstanding any other provisions of this Indenture, but except as provided in Sections 2.17(C) and 2.17(D), a Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.

(B) Private Placement Legend. Upon the transfer, exchange or replacement of Securities not bearing the Private Placement Legend, the Registrar or co-Registrar shall deliver Securities that do not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Securities bearing the Private Placement Legend, the Registrar or co-Registrar shall deliver only Securities that bear the Private Placement Legend unless (i) the requested transfer is after the Resale Restriction Termination Date, (ii) there is delivered to the Trustee and the Company an opinion of counsel reasonably satisfactory to the Company and the Trustee and addressed to the Company and the Trustee to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act, (iii) such Security has been sold pursuant to an effective registration statement under the Securities Act and the Holder selling such Securities has delivered to the Registrar or co-Registrar a notice in the form of Exhibit C hereto, or (iv) such Security has been sold outside the United States pursuant to Regulation S under the Securities Act and the Holder selling such Securities has delivered to the Registrar or co-Registrar a certificate in the form of Exhibit D hereto.

(C) General. By its acceptance of any Security bearing the Private Placement Legend or the Canadian Legend, each Holder of such a Security acknowledges the restrictions on transfer of such Security set forth in this Indenture and in the Private Placement Legend and the Canadian Legend and agrees that it will transfer such Security only as provided in this Indenture and as permitted by applicable law.

The Registrar shall retain, in accordance with its customary procedures, copies of all letters, notices and other written communications received pursuant to Section 2.17 or this Section 2.18. The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.

(D) Transfers of Securities Held By Affiliates. Any certificate (i) evidencing a Security that has been transferred to an Affiliate within one (1) year (or such shorter period of time as permitted by Rule 144 under the Securities Act or any successor provision thereto) after the date of original issuance of such Security, as evidenced by a notation on the assignment form for such transfer or in the representation letter delivered in respect thereof or (ii) evidencing a Security that has been acquired from an Affiliate (other than by an Affiliate) in a transaction or a chain of transactions not involving any public offering, shall, until one (1) year after the last date on which the Company or any Affiliate was an owner of such Security (or such longer period of time as may be required under the Securities Act or applicable state securities laws), in each case, bear the Private

Placement Legend, unless otherwise agreed by the Company (with written notice thereof to the Trustee).

(E) Transfers of Securities with Canadian Legend. Except in respect of any transfer of Securities to the Company, the Securities shall be subject to the restrictions on transfer set forth in the Canadian Legend. Upon the transfer, exchange or replacement of Securities not bearing the Canadian Legend, the Registrar or co-Registrar shall deliver Securities that do not bear the Canadian Legend. Upon the transfer, exchange or replacement of Securities bearing the Canadian Legend, the Registrar or co-Registrar shall deliver only Securities that bear the Canadian Legend unless (i) the requested transfer is after the date that is four months and a day after the original distribution date of such Securities or additional Securities, as applicable, or (ii) there is delivered to the Trustee and the Company an Opinion of Counsel reasonably satisfactory to the Company and addressed to the Company to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the applicable Canadian securities laws. If the Security surrendered for exchange is represented by a Global Security bearing the Canadian Legend, the principal amount of the Global Security so legended shall be reduced by the appropriate principal amount and the principal amount of the Global Security without the Canadian Legend shall be increased by an equal principal amount. If a Global Security without the Canadian Legend is not then outstanding, the Company shall execute and the Trustee shall authenticate and deliver a Global Security without the Canadian Legend to the Depository.

2.19	RESTRICTIVE LEGENDS.

Each Global Security and Physical Security that constitutes a Restricted Security shall bear the legend (the “Private Placement Legend”) as set forth in Exhibit B-1 on the face thereof until after the first anniversary (or such shorter period of time as permitted by Rule 144 under the Securities Act or any successor provision thereto) of the later of (i) the issue date of the Security and (ii) the last date on which the Company or any Affiliate was the owner of such Security (or any predecessor security) (or such shorter period of time as permitted by Rule 144 under the Securities Act or any successor provision thereunder) (or such longer period of time as may be required under the Securities Act or applicable state securities laws, as set forth in an Opinion of Counsel, unless otherwise agreed between the Company and the Holder thereof) (such date, the “Resale Restriction Termination Date”).

Each Global Security shall also bear the legend as set forth in Exhibit B-2.

Subject to Section 2.18(E), each Global Security and Physical Security issued shall bear the Canadian Legend.

2.20	ADDITIONAL SECURITIES.

The Company may, without the consent of the Holders and notwithstanding Sections 2.01 and 2.02 hereof, reopen the Securities and issue additional Securities hereunder with the same terms and conditions (except for any difference in the issue price therefor and interest accrued prior to the date of issuance thereof) in an unlimited aggregate principal amount. Such additional Securities shall have the same CUSIP number as the Securities initially issued hereunder, provided that such additional Securities constitute the same issue as the Securities initially issued hereunder for U.S. federal income tax purposes. The Securities initially issued hereunder and any such additional Securities would rank equally and ratably and would be treated as a single series of debt securities for all purposes under this Indenture, except that any additional Securities may have a different CUSIP number if required as a result of U.S. federal income tax considerations and such additional Securities may be subject to restricted transfer periods pursuant to applicable Canadian securities laws.

ARTICLE III

REDEMPTION AND PURCHASE UPON A FUNDAMENTAL CHANGE

3.01	RIGHTS OF REDEMPTION AND PURCHASE.

(A) Redemption of the Securities, as permitted by any provision of this Indenture, shall be made:

(i) with respect to a purchase at the Company’s option, in accordance with paragraphs 6 and 7 of the Securities (a “Redemption”); and

(ii) with respect to any purchase upon a Fundamental Change, in accordance with paragraph 8 of the Securities;

in each case in accordance with the applicable provisions of this Article III.

(B) The Company will comply with all U.S. and Canadian federal, state and provincial securities laws, and the applicable laws of any foreign jurisdiction, in connection with any offer to sell or solicitations of offers to buy Securities pursuant to this Article III.

(C) Prior to January 20, 2029, the Company may not redeem the Securities, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes as set forth in Section 3.08.

(D) On or after January 20, 2029, the Company shall have the right to redeem all or part of the Securities at a Redemption Price payable in cash, but only if the Closing Sale Price of the Common Shares for 20 or more Trading Days in a period of 30 consecutive Trading Days ending on the Trading Day prior to the date the Company provides a notice of Redemption (the “Notice of Redemption”) to Holders exceeds 130% of the Conversion Price in effect on each such Trading Day. The Redemption Price will equal the sum payable in cash of (1) 100% of the principal amount of the Securities to be redeemed and (2) accrued and unpaid interest, if any, to, but excluding, the redemption date.

(E) In no event shall any Redemption Date be a Legal Holiday. If the Redemption Date with respect to a Security is after a record date for the payment of an installment of interest and on or before the related interest payment date, then accrued and unpaid interest to, but excluding, such interest payment date shall be paid, on such interest payment date, to the Holder of record of such Security at the close of business on such record date and the Redemption Price will not include such interest so payable.

(F) If a Holder converts its Securities at any time during a Redemption Conversion Period, the applicable Conversion Rate will be increased by the Make-Whole Applicable Increase.

(G) Securities in denominations larger than $1,000 principal amount may be redeemed in part but only in integral multiples of $1,000 principal amount.

(H) Notwithstanding anything to the contrary in this Indenture, the Company may purchase Securities in transactions with the Holders, including in tender offers and privately negotiated transactions.

3.02	NOTICES TO TRUSTEE.

If the Company elects to redeem Securities pursuant to Section 3.01, it shall notify the Trustee of the Redemption Date, the applicable provision of this Indenture pursuant to which the Redemption is to be made and the aggregate principal amount of Securities to be redeemed, which notice shall be provided to the Trustee by the Company at least five (5) Business Days prior to the Notice of Redemption pursuant to Section 3.04 (unless a shorter notice period shall be satisfactory to the Trustee).

3.03	SELECTION OF SECURITIES TO BE REDEEMED.

If the Company has elected to redeem less than all of the Securities pursuant to paragraph 6 of the Securities, the Trustee shall, promptly after receiving the notice specified in Section 3.02, select the Securities to be redeemed (a) if the Securities are listed on any national securities exchange, in compliance with the requirements of such securities exchange on which the Securities are listed or (b) if the Securities are not so listed, by lot, in the case of Securities in certificated form, on a pro rata basis or in accordance with any other method the Trustee considers fair and appropriate, and the Trustee shall remain harmless with respect thereto; or, in the case of Securities in global form, the Securities will be selected in accordance with the procedures of DTC. The Trustee shall make such selection from Securities then outstanding and not already to be redeemed by virtue of having been previously called for Redemption. The Trustee may select for Redemption portions of the principal amount of the Securities that have denominations larger than $1,000 principal amount. Securities and portions of them the Trustee selects for Redemption shall be in amounts of $1,000 principal amount or integral multiples of $1,000 principal amount in excess thereof. The Trustee shall promptly notify the Company in writing of the Securities selected for Redemption and the principal amount thereof to be redeemed.

The Registrar need not register the transfer of or exchange any Securities that have been (i) selected for Redemption, except the unredeemed portion of the Securities being redeemed in part, or (ii) surrendered for conversion or, if a portion of any Security is surrendered for conversion, such portion thereof surrendered for conversion.

3.04	NOTICE OF REDEMPTION.

At least twenty (20) calendar days but not more than sixty (60) calendar days before a Redemption Date (which must be a Business Day), the Company shall give the Notice of Redemption to each Holder whose Securities are to be so redeemed.

The notice shall identify the Securities and the aggregate principal amount thereof to be redeemed pursuant to the Redemption and shall state:

(i) the Redemption Date;

(ii) the Redemption Price;

(iii) that the Holder has a right to convert the Securities called for Redemption;

(iv) the Conversion Rate (including any increase as provided for in Article X);

(v) the names and addresses of the Paying Agent and the Conversion Agent;

(vi) that the right to convert the Securities called for Redemption will terminate at the close of business on the Business Day immediately preceding the Redemption Date, unless there shall be a Default in the payment of the Redemption Price or accrued and unpaid interest, if any, payable as herein provided upon Redemption;

(vii) that Holders who want to convert Securities must satisfy the requirements of Article X;

(viii) the paragraph of the Securities pursuant to which the Securities are to be redeemed;

(ix) that Securities called for Redemption must be surrendered to the Paying Agent to collect the Redemption Price;

(x) that, unless there shall be a Default in the payment of the Redemption Price (including, where the Redemption Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, the payment, on such interest payment date, of accrued and unpaid interest to, but excluding, such interest payment date to the Holder of record at the close of business on such record date) or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Securities called for Redemption ceases to accrue on and after the Redemption Date, and all rights of the Holders of such Securities shall terminate on and after the Redemption Date, other than the right to receive, upon surrender of such Securities and in accordance with this Indenture, the amounts due hereunder on such Securities upon Redemption (and the rights of the Holder(s) of record of such Securities to receive, on the applicable interest payment date, accrued and unpaid interest in accordance herewith in the event the Redemption Date is after a record date for the payment of an installment of interest and on or before the related interest payment date);

(xi) if less than all the outstanding Securities are to be redeemed, the identification and principal amounts of the particular Securities to be redeemed; and

(xii) the CUSIP number or numbers, as the case may be, of the Securities.

The right, pursuant to Article X, to convert Securities called for Redemption shall terminate at the close of business on the Business Day immediately preceding the Redemption Date, unless there shall be a Default in the payment of the Redemption Price.

At the Company’s request, upon five (5) Business Days prior written notice (unless a shorter period shall be acceptable to the Trustee), the Trustee shall deliver the Notice of Redemption in the Company’s name and at the Company’s expense; provided, however, that the form and content of such notice shall be prepared by the Company together with a Company Order directing that the Trustee deliver such Notice of Redemption.

3.05	EFFECT OF NOTICE OF REDEMPTION.

Once notice of Redemption is provided, Securities called for Redemption shall become due and payable on the Redemption Date, unless converted prior to such date, at the consideration set forth herein, and, on and after such Redemption Date (unless there shall be a Default in the payment of such consideration), except as otherwise provided herein, such Securities shall cease to bear interest, and all rights of the Holders of such Securities shall terminate, other than the right to receive such consideration upon surrender of such Securities to the Paying Agent (or upon conversion, if applicable).

If any Security shall not be fully and duly paid in accordance herewith upon Redemption, the principal of, and accrued and unpaid interest on, such Security shall, until paid, bear interest at the rate borne by such Security on the principal amount of such Security, and such Security shall continue to be convertible pursuant to Article X.

Notwithstanding anything herein to the contrary, there shall be no purchase of any Securities pursuant to a Redemption if there has occurred (prior to, on or after, as the case may be, the mailing of the notice of Redemption specified in Section 3.04) and is continuing an Event of Default (other than a Default in the payment of the consideration payable as herein provided upon Redemption). The Paying Agent will promptly return to the respective Holders thereof any Securities held by it during the continuance of such an Event of Default.

3.06	DEPOSIT OF REDEMPTION PRICE.

At least one Business Day prior to the Redemption Date, the Company shall deposit with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with Section 2.04) money, in funds immediately available on the Redemption Date, sufficient to pay the consideration payable as herein provided upon Redemption on all Securities to be redeemed on that date. The Paying Agent shall return to the Company, as soon as practicable, any money not required for that purpose.

3.07	SECURITIES REDEEMED IN PART.

Any Security to be submitted for Redemption only in part shall be delivered pursuant to Section 3.05 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing, with a medallion guarantee), and the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and make available for delivery to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, of the same tenor and in aggregate principal amount equal to the portion of such Security not submitted for Redemption.

If any Security selected for partial Redemption is converted in part, the principal of such Security subject to Redemption shall be reduced by the principal amount of such Security that is converted.

3.08	TAX REDEMPTION.

The Company shall have the right, at the Company’s option, to redeem the Securities, in whole but not in part, at the Redemption Price payable in cash equal to the sum of (1) 100% of the principal amount of the Securities to be redeemed plus (2) accrued and unpaid interest, if any, to, but excluding, the Redemption Date if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring from December 4, 2025 onwards in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring from December 4, 2025 onwards in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an Opinion of Counsel from Canadian legal counsel specializing in taxation and an Officer’s Certificate attesting to such change and obligation to pay Additional Amounts. The Company shall not and shall not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes, unless such Canadian Taxes are Excluded Taxes or are payable to Excluded Holders. In the event of a redemption of Securities under this Section 3.08, the Company shall give the Holders of the Securities not less than 30 days’ nor more than 60 days’ written notice of this Redemption pursuant to Sections 3.02 and 3.04, except that (i) the Company shall not give Notice of Redemption earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional

Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Upon receiving such Notice of Redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to this Section 3.08 may elect to (i) convert its Securities pursuant to Article X or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable by the Company on any payment of interest or principal with respect to the Securities after such Redemption Date. Securities and portions of Securities that are to be redeemed are convertible by the Holder until the close of business on the Business Day immediately preceding the Redemption Date. All future cash payments due on the Securities will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its Securities redeemed without any further action. If a Holder does not elect to convert its Securities pursuant to Article X but wishes to elect to not have its Securities redeemed pursuant to clause (ii) of the preceding paragraph, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Notice of Redemption, a Notice of Election upon Tax Redemption form (the “Notice of Election”) on the back of the Securities, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on the Business Day at least five Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the Notice of Redemption, a written notice of withdrawal prior to the close of business on the Business Day immediately prior to the Redemption Date.

3.09	OFFER TO PURCHASE UPON A FUNDAMENTAL CHANGE.

(A) In the event any Fundamental Change occurs, the Company shall offer to purchase for cash (a “Fundamental Change Purchase Offer”) all outstanding Securities (or portions thereof that are integral multiples of $1,000 in principal amount), on a date selected by the Company (the “Fundamental Change Purchase Date”), which Fundamental Change Purchase Date shall be no later than thirty five (35) calendar days, nor earlier than twenty (20) calendar days, after the date the Fundamental Change Notice is provided pursuant to Section 3.09(B), at a price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Securities (or portions thereof) to be so purchased (the “Fundamental Change Purchase Price”), plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date. In order to accept such Fundamental Change Purchase Offer, a Holder must:

(i) deliver to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Notice, no later than the close of business on the Business Day immediately preceding the Fundamental Change Purchase Date, a

Purchase Notice, in the form set forth in the Securities or any other form of written notice substantially similar thereto, in each case, duly completed and signed, with appropriate signature guarantee, stating:

(a) the certificate number(s) of the Securities which the Holder will deliver to be purchased pursuant to such Fundamental Change Purchase Offer, if such Securities are in certificated form;

(b) the principal amount of Securities to be purchased pursuant to such Fundamental Change Purchase Offer, which must be $1,000 or an integral multiple thereof; and

(c) that such principal amount of Securities are to be purchased pursuant to such Fundamental Change Purchase Offer; and

(ii) deliver to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Notice, at any time after the delivery of such Purchase Notice, such Securities (together with all necessary endorsements) to be purchased pursuant to such Fundamental Change Purchase Offer;

provided, however, that if such Fundamental Change Purchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Securities at the close of business on such record date (without any surrender of such Securities by such Holder), and the Holder surrendering such Securities for purchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Securities at the close of business on such record date.

If such Securities are held in book-entry form through the Depository for the Securities, the Purchase Notice shall comply with applicable procedures of such Depository.

Upon such delivery of Securities to the Company (if it is acting as its own Paying Agent) or such Paying Agent, such Holder shall be entitled to receive from the Company or such Paying Agent, as the case may be, a nontransferable receipt of deposit evidencing such delivery.

Notwithstanding anything herein to the contrary, any Holder that has delivered the Purchase Notice contemplated by this Section 3.09(A) to the Company (if it is acting as its own Paying Agent) or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Notice shall have the right to withdraw such Purchase Notice by delivery, at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Purchase Date, of a written notice of withdrawal to the Company (if acting as its own Paying Agent) or the Paying Agent, which notice shall contain the information specified in Section 3.09(C)(xi).

The Paying Agent shall promptly notify the Company of the receipt by it of any Purchase Notice or written notice of withdrawal thereof.

(B) Within twenty (20) Business Days after the occurrence of a Fundamental Change, the Company shall provide all Holders, the Trustee and Paying Agent (if other than the Trustee) with a notice (the “Fundamental Change Notice”) of the occurrence of such Fundamental Change and of the resulting offer to repurchase. Neither the Trustee nor the Paying Agent or Conversion Agent shall have any duty to confirm or verify, or in any case be responsible for, a determination that a Fundamental Change has occurred.

(C) The Company shall also publish the Fundamental Change Notice on the Company’s website or through such other public medium as the Company may use at that time.

Each Fundamental Change Notice shall state:

(i) the events causing the Fundamental Change;

(ii) the date of such Fundamental Change;

(iii) the Fundamental Change Purchase Date;

(iv) the date by which the Fundamental Change Purchase Offer must be accepted;

(v) the Fundamental Change Purchase Price plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date;

(vi) the names and addresses of the Paying Agent and the Conversion Agent;

(vii) a description of the procedures which a Holder must follow to accept the Fundamental Change Purchase Offer;

(viii) that, in order to accept the Fundamental Change Purchase Offer, a Holder must surrender the Securities for payment of the Fundamental Change Purchase Price plus accrued and unpaid interest, if any, payable as provided in this Section 3.09;

(ix) that the Fundamental Change Purchase Price, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date, for any Security as to which a Purchase Notice has been given and not withdrawn will be paid as promptly as practicable, but in no event later than the later of such Fundamental Change Purchase Date and the time of delivery of the Security (together with all necessary endorsements) as described in clause (viii) above; provided, however, that if such Fundamental Change Purchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date (without any surrender of such Securities by such Holder), and the Holder surrendering such Security for purchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Security at the close of business on such record date;

(x) that, except as otherwise provided herein, on and after such Fundamental Change Purchase Date (unless there shall be a Default in the payment of the Fundamental Change Purchase Price plus accrued and unpaid interest, if any, payable as provided in this Section 3.09), interest on Securities subject to the Fundamental Change Purchase Offer will cease to accrue, and all rights of the Holders of such Securities shall terminate, other than the right to receive, in accordance herewith, the consideration payable as herein provided pursuant to the Fundamental Change Purchase Offer;

(xi) that a Holder will be entitled to withdraw its Purchase Notice if the Company (if acting as its own Paying Agent), or the Paying Agent receives, prior to the close of business on the Business Day immediately preceding the Fundamental Change Purchase Date, or such longer period as may be required by law, a letter or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) setting forth (I) the name of such Holder, (II) a statement that such Holder is withdrawing its election to have Securities purchased by the Company on such Fundamental Change Purchase Date pursuant to the Fundamental Change Purchase Offer, (III) the certificate number(s) of such Securities to be so withdrawn, if such Securities are in certificated form, (IV) the principal amount of the Securities of such Holder to be so withdrawn, which amount must be $1,000 or an integral multiple thereof and (V) the principal amount, if any, of the Securities of such Holder that remain subject to the Purchase Notice delivered by such Holder in accordance with this Section 3.09, which amount must be $1,000 or an integral multiple thereof;

(xii) the Conversion Rate and any adjustments to the Conversion Rate that will result from such Fundamental Change;

(xiii) that Securities with respect to which a Purchase Notice is given by a Holder may be converted pursuant to Article X only if such Purchase Notice has been withdrawn in accordance with this Section 3.09 or if there shall be a Default in the payment of the Fundamental Change Purchase Price or in the accrued and unpaid interest, if any, payable as provided in this Section 3.09; and

(xiv) the CUSIP number or numbers, as the case may be, of the Securities.

At the Company’s request, upon five (5) Business Days prior notice (unless a shorter period shall be acceptable to the Trustee), the Trustee shall mail such Fundamental Change Notice in the Company’s name and at the Company’s expense; provided, however, that the form and content of such Fundamental Change Notice shall be prepared by the Company together with a Company Order directing that the Trustee deliver such Fundamental Change Notice.

(D) Subject to the provisions of this Section 3.09, the Company shall pay, or cause to be paid, the Fundamental Change Purchase Price, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date, with respect to each Security in respect of which a Purchase Notice has been received (and not withdrawn) as promptly as practicable, but in no event later than the later of the Fundamental Change Purchase Date and the time such Security is surrendered to the Paying Agent; provided, however, that if such Fundamental Change Purchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date, and the Holder surrendering such Security for purchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Security at the close of business on such record date.

(E) At least one Business Day prior to the Fundamental Change Purchase Date, the Company shall deposit with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with Section 2.04) money, in funds immediately available on the Fundamental Change Purchase Date, sufficient to pay the consideration payable as herein provided pursuant to the Fundamental Change Purchase Offer for all of the Securities that are to be purchased by the Company on such Fundamental Change Purchase Date pursuant to the Fundamental Change Purchase Offer. The Paying Agent shall return to the Company, as soon as practicable, any money not required for that purpose.

(F) Once the Fundamental Change Notice and the Purchase Notice have been duly given in accordance with this Section 3.09, the Securities to be purchased pursuant to the Fundamental Change Purchase Offer shall, on the Fundamental Change Purchase Date, become due and payable in accordance herewith, and, on and after such date (unless there shall be a Default in the payment of the consideration payable as herein provided pursuant to the Fundamental Change Purchase Offer), except as otherwise herein provided, such Securities shall cease to bear interest, and all rights of the Holders of such Securities shall terminate, other than the right to receive, in accordance herewith, such consideration.

(G) Securities with respect to which a Purchase Notice has been duly delivered in accordance with this Section 3.09 may be converted pursuant to Article X only if such Purchase Notice has been withdrawn in accordance with this Section 3.09 or if there shall be a Default in the payment of the consideration payable as herein provided pursuant to the Fundamental Change Purchase Offer.

(H) If any Security shall not be paid upon surrender thereof for purchase pursuant to the Fundamental Change Purchase Offer, the principal of, and accrued and unpaid interest on, such Security shall, until paid, bear interest, payable in cash, at the rate borne by such Security on the principal amount of such Security, and such Security shall continue to be convertible pursuant to Article X.

(I) Any Security which is to be submitted for purchase pursuant to a Fundamental Change Purchase Offer only in part shall be delivered pursuant to this Section 3.09 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing), and the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and make available for delivery to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, of the same tenor and in aggregate principal amount equal to the portion of such Security not duly submitted for purchase pursuant to such Fundamental Change Purchase Offer.

(J) Notwithstanding anything herein to the contrary, there shall be no purchase of any Securities pursuant to this Section 3.09 if the principal amount of the Securities has been accelerated pursuant to Section 6.02 and such acceleration shall not have been rescinded on or before the applicable Fundamental Change Purchase Date. The Paying Agent will promptly return to the respective Holders thereof any Securities tendered to it pursuant to a Fundamental Change Purchase Offer during the continuance of such an acceleration.

(K) Notwithstanding anything herein to the contrary, if the option granted to Holders to require the purchase of the Securities upon the occurrence of a Fundamental Change is determined to constitute a tender offer or an issuer bid under Canadian securities laws, the Company shall comply with all applicable U.S. and Canadian securities laws and with all other applicable laws, and will file all required materials under applicable U.S. and Canadian securities laws or any other applicable laws.

(L) To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of this Section 3.09, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Indenture by virtue of any conflict.

Notwithstanding anything to the contrary herein, the Trustee shall not at any time have any duty or obligation to (x) determine whether a Redemption event or a Fundamental Change has taken place, (y) determine the validity of any notice of Redemption or Fundamental Change Notice, or (z) take any actions related thereto other than as expressly provided herein.

ARTICLE IV

COVENANTS

4.01	PAYMENT OF SECURITIES.

(A) The Company shall pay all amounts due with respect to the Securities on the dates and in the manner provided in the Securities and this Indenture. All such amounts shall be considered paid on the date due if the Paying Agent holds (or, if the Company is acting as Paying Agent, the Company has segregated and holds in trust in accordance with Section 2.04) as of 10:00 A.M., New York City time on that date, money sufficient to pay the amount then due with respect to the Securities (unless there shall be a Default in the payment of such amounts to the respective Holder(s)).

(B) The Company will pay, in money of the United States that at the time of payment is legal tender for payment of public and private debts, all amounts due in cash with respect to the Securities, which amounts shall be paid (A) in the case of a Security that is in global form, by wire transfer of immediately available funds to the account designated by the Depository or its nominee; (B) in the case of a Security that is held, other than global form, by a Holder within the United States of more than five million dollars ($5,000,000) in aggregate principal amount of Securities, by wire transfer of immediately available funds to the account within the United States as specified by such Holder or, if such Holder does not specify an account, by mailing a check to the address of such Holder set forth in the register of the Registrar; and (C) in the case of a Security that is held, other than global form, by a Holder of five million dollars ($5,000,000) or less in aggregate principal amount of Securities, by mailing a check to the address of such Holder set forth in the register of the Registrar; provided that any such payment will be made by wire transfer of immediately available funds to the extent required by applicable law.

(C) The Company shall pay, in cash, interest on any overdue amount (including, to the extent permitted by applicable law, overdue interest) at the rate borne by the Securities.

4.02	MAINTENANCE OF OFFICE OR AGENCY.

The Company will maintain, or cause to be maintained, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-Registrar) where Securities may be surrendered for registration of transfer or exchange, payment or conversion and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Corporate Trust Office will initially serve as the office or agency for such purposes. The Company will give prompt written notice to the Trustee of any change in the location of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address of any change in the location thereof, such presentations, surrenders, notices and demands may continue to be made or served at the Corporate Trust Office of the Trustee; provided, however, that the Trustee shall not be deemed an agent of the Company for service of legal process.

The Company may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

4.03	RULE 144A INFORMATION AND SEC REPORTS.

(A) At any time when the Company is not subject to Section 13 or Section 15(d) of the Exchange Act, so long as the Securities or any Common Shares issuable upon conversion thereof will, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, upon written request, provide to any Holder, beneficial owner or prospective purchaser of such Securities or any Common Shares issuance upon conversion of such Securities the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Securities or Common Shares pursuant to Rule 144A under the Securities Act, if available.

(B) The Company shall deliver to the Trustee and the Holders, no later than thirty (30) calendar days after the date such report is required to be filed with, or furnished to, the SEC pursuant to the Exchange Act (after giving effect, to the extent applicable, any extension permitted by Rule 12b-25 under the Exchange Act), a copy of each report (or copies of such portions of such report as the SEC may from time to time by rules and regulations prescribe) the Company is required to file with, or furnish to, the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; provided, however, that the Company shall not be required to deliver to the Trustee or the Holders any material for which the Company has sought and received confidential treatment by the SEC; provided further, each such report will be deemed to be so delivered to the Trustee and the Holders at the time such report is filed with, or furnished to, the SEC through the SEC’s EDGAR database. For the avoidance of doubt, upon subsequent filing or furnishing (as the case may be) of any materials required by this covenant, the Default or Event of Default resulting from the failure to file or furnish such materials within the required time frame shall be deemed no longer continuing.

(C) Delivery of the reports, information and documents in accordance with Section 4.03(B) above to the Trustee is for informational purposes only, and the Trustee’s receipt thereof shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates). The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, the Company’s compliance with any of its covenants hereunder or with respect to any reports or other documents filed with the SEC in accordance with Section 4.03(B).

(D) (i) If at any time during the six-month period beginning on, and including, the date that is six months after the last original issuance date of the Securities offered hereby, (x) the Company fails to timely file any document or report that the

Company is required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act (after giving effect to all applicable extensions thereunder), as applicable, or (y) the Securities are not otherwise freely tradable by Holders other than Affiliates (without restrictions pursuant to U.S. securities law or the terms of this Indenture or the Securities), the Company shall pay Additional Interest on the Securities, or (ii) if and for so long as the Private Placement Legend on the Securities described in Section 2.19 have not been removed, the Securities are assigned a restricted CUSIP number or the Securities are not otherwise freely tradable by Holders other than Affiliates or Holders who acquired Securities from an Affiliate within 12 months (without restrictions pursuant to U.S. securities law or the terms of this Indenture or the Securities) as of the 385th day after the last original issuance date of the Securities (each such event referred to in clause (i) or clause (ii) above, a “Restricted Transfer Default”), then the Company shall pay Additional Interest on the Securities at a rate of 0.25% per annum of the principal amount of the Securities outstanding for the first 90 days for which the Restricted Transfer Default has occurred and is continuing and each such day thereafter for which such Restricted Transfer Default is continuing at a rate of 0.50% per annum of the principal amount of the Securities outstanding. So long as the Restricted Transfer Default continues, the Company shall pay Additional Interest in cash on each interest payment date, or if any such day is not a Business Day, the immediately following Business Day to the Person who is the holder of record of the Securities as of the close of business on the relevant regular record date. When no Restricted Transfer Default is continuing, accrued and unpaid Additional Interest payable as a result of this Section 4.03(D) through the date of cure will be paid in cash on the immediately following interest payment date to the holder of record as of the close of business on the relevant regular record date.

(E) The Additional Interest that is payable in accordance with Section 4.03(D) shall be in addition to, and not in lieu of, any Additional Interest that may be payable as a result of the Company’s election pursuant to Section 6.01.

(F) Notwithstanding anything to the contrary in this Indenture, the combined rate of any Additional Interest payable by the Company pursuant to Section 4.03(D) and as a result of the Company’s election pursuant to Section 6.01 shall not exceed 0.50% per annum, regardless of the number of events or circumstances giving rise to the requirement to pay such Additional Interest.

(G) If Additional Interest is payable by the Company pursuant to Section 4.03(D), the Company shall deliver to the Trustee an Officer’s Certificate (upon which the Trustee may rely conclusively) to that effect stating (i) the amount of such Additional Interest that is payable and (ii) the date on which such Additional Interest is payable. Unless and until a Responsible Officer of the Trustee receives at the Corporate Trust Office such a certificate, the Trustee may assume without inquiry that no such Additional Interest is payable. If the Company has paid Additional Interest directly to the Persons entitled to it, the Company shall deliver to the Trustee an Officer’s Certificate setting forth the particulars of such payment.

(H) Without limiting the generality of the foregoing, the restrictive legend affixed to the Securities will be deemed to be removed therefrom upon the Company’s delivery to the Trustee of notice, signed on behalf of the Company by one of its Officers, to such effect. Such notice shall be accompanied by an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to the removal of such legend have been satisfied.

(I) The Company shall not, and shall will not permit any of its “affiliates” (as defined in Rule 144 under the Securities Act) to, resell any Securities that have been reacquired by any of them unless, upon such resale, such Securities would not constitute Restricted Securities.

4.04	COMPLIANCE CERTIFICATE.

The Company shall deliver to the Trustee, within 120 calendar days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2025) of the Company, or, if earlier, by the date the Company is, or would be, required to file with the SEC the Company’s annual report (whether on Form 20-F or Form 40-F under the Exchange Act or another appropriate form) for such fiscal year, a certificate signed by the Chief Executive Officer, the Chief Financial Officer or Corporate Secretary of the Company, stating that a review of the activities of the Company during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company has fulfilled its obligations under this Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge, based on such review, the Company has fulfilled all of its obligations under this Indenture or the Securities throughout such year (without regard to any period of grace or requirement of notice hereunder or thereunder), or, if there has been a Default or Event of Default in the fulfillment of any such obligation, specifying each such Default or Event of Default known to such Officer, the nature and status of such Default or Event of Default and what remedial actions, if any, have been taken to cure any such Default or Event of Default

4.05	STAY, EXECUTION AND USURY LAWS.

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (in each case, to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

4.06	CORPORATE EXISTENCE.

Subject to Article V, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate existence of each of its Subsidiaries, in accordance with the respective organizational documents of the Company and of each Subsidiary, and the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate existence of any Subsidiary, if in the good faith judgment of the Board of Directors such preservation or existence is no longer desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole.

4.07	NOTICE OF DEFAULT.

Within thirty (30) Business Days after any Officer becomes aware of the occurrence of any Default or Event of Default, the Company shall give written notice of such Default or Event of Default, and any remedial action proposed to be taken, to the Trustee.

4.08	PAYMENT OF ADDITIONAL AMOUNTS.

All payments made by or on behalf of the Company under or with respect to the Securities shall be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein (each, a “Relevant Taxing Jurisdiction”) or thereof having the power to tax, including without limitation any taxes imposed under Part XIII of the Tax Act (“Canadian Taxes”), unless the Company is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of, Canadian Taxes. If the Company is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Securities, the Company shall make such withholding or deduction and pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder after such withholding or deduction (including any withholding or deduction required to be made in respect of Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted and the Company shall also make similar payment (the term “Additional Amounts” shall also include any such similar payments) to Holders (other than Excluded Holders) of Securities that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding; provided, however, that no Additional Amounts will be payable with respect to:

(A) a payment made to a Holder or former Holder of Securities (an “Excluded Holder”) in respect of the beneficial owner thereof:

(i) with which the Company does not deal at arm’s length (within the meaning of the Tax Act) at the time of making such payment;

(ii) to the extent the Canadian taxes giving rise to such Additional Amounts are assessed or imposed by reason of the beneficial owner of the Securities being a “specified non-resident shareholder” (as defined in subsection 18(5) of the Tax Act) of us or not dealing at arm’s length (for purposes of the Tax Act) with a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Company;

(iii) that is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes with which the Holder or beneficial owner is legally eligible to comply (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirement which applies generally to Holders of Securities who are not residents of Canada, at least sixty (60) days prior to the effective date of any such imposition or change, the Company shall give written notice, in the manner provided in this Indenture, to the Trustee and the Holders of the Securities then outstanding of such imposition or change, as the case may be, and provide the Trustee and such Holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirement);

(iv) that is subject to such Canadian Taxes by reason of its carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere acquisition, ownership or holding of such Securities or the receipt of payments or exercise of any enforcement rights, thereunder;

(v) that is subject to any Canadian withholding taxes imposed as a result of such payment being deemed to be a dividend under subsection 214(18) of the Tax Act by reason of such Holder being a “specified entity” (as defined in subsection 18.4(1) of the Tax Act) of the Company; or

(vi) any combination of taxes referred to in the preceding clauses; and

(B) any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (“Excluded Taxes”).

The Company will (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Company shall furnish to the Trustee, within thirty (30) days after the date the payment of any Canadian Taxes is due pursuant to applicable law in respect of such Securities, certified copies of tax receipts evidencing such payment by the Company.

The Company shall indemnify and hold harmless each Holder of any Securities (other than an Excluded Holder or with respect to Excluded Taxes) and upon written request reimburse each such Holder for the amount of:

(i) any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities (including, without limitation, any payment of Additional Interest Amounts);

(ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(iii) any Canadian Taxes levied or imposed and paid by the Holder with respect to any reimbursement under clause (i) or clause (ii) above.

The Company shall pay Additional Amounts in cash semi-annually on the applicable January 15 or July 15, at maturity, on any Redemption Date, on any Conversion Date, or on any Fundamental Change Purchase Date.

Whenever in this Indenture there is mentioned, in any context, the payment of principal and interest or any other amount payable under or with respect to any Security, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 4.08 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Company will pay any present or future stamp, court or documentary taxes or any other excise, property or similar taxes, charges or levies that arise in any Relevant Taxing Jurisdiction from the execution, delivery, enforcement or registration of the Securities, this Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Securities and the Company shall indemnify the Trustee, the Holders and beneficial owners of the Securities for any such amounts (including penalties, interest and other liabilities related thereto) paid by the Trustee, such Holders or beneficial owners, as applicable.

Anything in this Indenture to the contrary notwithstanding, the covenants and provisions of this Section 4.08 shall survive any termination or discharge of this Indenture, and the repayment of all or any of the Securities, and shall remain in full force and effect.

The Trustee shall not at any time have any duty or obligation to monitor, determine or inquire as to the Company’s compliance with this Section 4.08.

ARTICLE V

SUCCESSORS

5.01	WHEN COMPANY MAY MERGE, ETC.

The Company shall not consolidate with, or merge with or into, or sell, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to, another person, whether in a single transaction or series of related transactions, unless (i) the resulting, surviving or transferee person (if not the Company) (the “Successor”) is an entity organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory of Canada; (ii) the Successor assumes by supplemental indenture all the obligations of the Company under the Securities and this Indenture; and (iii) immediately after giving effect to such transaction or series of transactions, no Default or Event of Default shall exist.

The Company shall deliver to the Trustee, at no cost to the Trustee, prior to the consummation of the proposed transaction an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger sale, transfer, lease, conveyance or other disposition, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture will, upon consummation of the proposed transaction, comply with this Section 5.01 and that all conditions precedent contained in this Indenture relating to such transaction have been complied with.

5.02	SUCCESSOR SUBSTITUTED.

Upon any consolidation, merger or any sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s property or assets, the Successor shall succeed to, and, except in the case of a lease, be substituted for, and may exercise every right and power of, and shall assume every duty and obligation of, the Company under this Indenture with the same effect as if such successor had been named as the Company herein. When the Successor assumes all obligations of the Company hereunder, except in the case of a lease, all obligations of the predecessor shall terminate.

ARTICLE VI

DEFAULTS AND REMEDIES

6.01	EVENTS OF DEFAULT.

An “Event of Default” is deemed to occur with respect to the Securities if:

(i) the Company fails to pay the principal of any Security when the same becomes due and payable, whether at maturity, on a Fundamental Change Purchase Date with respect to a Fundamental Change Purchase Offer, upon Redemption or otherwise;

(ii) the Company fails to pay an installment of interest on any Security when due, if such failure continues for thirty (30) days after the date when due;

(iii) the Company fails to satisfy its conversion obligations upon exercise of a Holder’s conversion rights pursuant hereto;

(iv) the Company fails to timely provide a Fundamental Change Notice as required by the provisions of this Indenture, or fails to timely provide any notice pursuant to, and in accordance with, Section 10.13(G);

(v) the Company fails to comply with any other term, covenant or agreement set forth in the Securities or this Indenture (other than a term, covenant or agreement that is the subject of Section 6.01(i),(ii),(iii),(iv) or (x)) and such failure continues for the period, and after the notice, specified below;

(vi) the Company or any of its Subsidiaries defaults in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, Indebtedness for money borrowed (other than intercompany indebtedness), in the aggregate principal amount then outstanding of twenty million dollars ($20,000,000) (or its equivalent in foreign currencies) or more, or the acceleration of Indebtedness of the Company or any of its Subsidiaries for money borrowed in such aggregate principal amount or more so that it becomes due and payable prior to the date on which it would otherwise become due and payable and such default is not cured or waived, or such acceleration is not rescinded, in each case, within thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding, each in accordance with this Indenture;

(vii) the Company or any of its Subsidiaries fails to pay final judgments, the aggregate uninsured portion of which is at least twenty million dollars ($20,000,000) (or its equivalent in foreign currencies), and such judgments are not paid, stayed or discharged within sixty (60) days;

(viii) the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, pursuant to, or within the meaning of, any Bankruptcy Law, insolvency law, or other similar law now or hereafter in effect or otherwise, either:

(a) commences a voluntary case,

(b) consents to the entry of an order for relief against it in an involuntary case,

(c) consents to the appointment of a Custodian of it or for all or substantially all of its property, or

(d) makes a general assignment for the benefit of its creditors;

(ix) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a) is for relief against the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company in an involuntary case or proceeding, or adjudicates the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company insolvent or bankrupt,

(b) appoints a Custodian of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company for all or substantially all of the property of the Company or any such Significant Subsidiary or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, as the case may be, or

(c) orders the winding up or liquidation of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, and, in the case of each of the foregoing clauses (a), (b) and (c) of this Section 6.01(ix), the order or decree remains unstayed and in effect for at least ninety (90) consecutive days; or

(x) a Termination of Trading occurs.

The term “Bankruptcy Law” means Title 11, U.S. Code or any similar U.S. or Canadian Federal, State, Provincial or territorial law for the relief of debtors. The term “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

A Default under clause (v) above is not an Event of Default until (I) the Trustee notifies the Company, or the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding notify the Company and the Trustee, of the Default and (II) the Default is not cured within sixty (60) days after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that the notice is a “Notice of Default.” If the Holders of at least twenty five percent (25%) in aggregate principal amount of the outstanding Securities request the Trustee to give such notice on their behalf, the Trustee shall do so. When a Default is cured, it ceases.

Notwithstanding the foregoing, the Company may elect to cure an Event of Default described under clause (x) above by offering to purchase the outstanding Securities as described in Section 3.09 as if the occurrence of such Event of Default were an occurrence of a Fundamental Change. The Company shall make this election by sending out a notice setting out the terms of the purchase offer (which will be deemed a Fundamental Change Purchase Offer for the purposes of Section 3.09) within a 20 Business Day grace period after the occurrence of such Event of Default, which notice will be deemed a Fundamental Change Notice for the purposes of such Fundamental Change Purchase Offer and shall comply with Section 3.09, as applicable. During such 20 Business Day grace period, Holders and the Trustee may not exercise any remedies or institute enforcement proceedings with respect to the Securities or this Indenture (or the related obligations) arising from the occurrence of such Event of Default, including, without limitation, acceleration of the Securities, or institute any insolvency proceedings with respect to the Company or any of the Subsidiaries.

Notwithstanding the foregoing, if the Company so elects, the sole remedy during the first 365 days following an Event of Default relating to the Company’s failure to comply with the obligations set forth in Section 4.03(B) or (C), will consist exclusively of the right to receive Additional Interest on the Securities, as long as such Event of Default is continuing, at a rate equal to (x) 0.25% per annum of the principal amount of the Securities outstanding for each day during the 180-day period beginning on, and including, the date on which such Event of Default first occurs during which Event of Default is continuing and (y) 0.50% per annum of the principal amount of the Securities outstanding for each day during the 185-day period beginning on, and including the 181st day that such Event of Default is continuing. If the Company elects to pay Additional Interest pursuant to this paragraph, such Additional Interest will be payable in the same manner and on the same dates as the stated interest payable on the Securities. On the 366th day after such Event of Default (if the Event of Default relating to the reporting obligations set forth in Section 4.03(B) or (C) is not cured or waived prior to such 366th day), the Securities will be subject to acceleration as provided in Section 6.02. The provisions of this paragraph will not affect the rights of Holders of in the event of the occurrence of any other Event of Default. In the event the Company does not elect to pay the Additional Interest following an Event of Default in accordance with this paragraph or the Company elects to make such payment but does not pay the Additional Interest when due, the Securities will be immediately subject to acceleration as provided in Section 6.02.

In order to elect to pay the Additional Interest as the sole remedy during the first 365 days after the occurrence of an Event of Default relating to the failure to comply with the reporting obligations set forth in Section 4.03(B) or (C) in accordance with the preceding paragraph, the Company shall notify all Holders, the Trustee and the Paying Agent (if other than the Trustee) of such election on or prior to the beginning of such 365-day period. Upon the Company’s failure to timely give such notice, the Securities will be immediately subject to acceleration as provided in Section 6.02.

6.02	ACCELERATION.

If an Event of Default (excluding an Event of Default specified in Section 6.01(viii) or (ix) with respect to the Company (but including an Event of Default specified in Section 6.01(viii) or (ix) solely with respect to a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the

Company)), and subject to the fourth paragraph of Section 6.01 above, occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding by written notice to the Company and the Trustee, may declare the Securities to be immediately due and payable in full. Upon such declaration, the principal of, and any accrued and unpaid interest on, all Securities shall be due and payable immediately. If an Event of Default specified in Section 6.01(viii) or (ix) with respect to the Company (but excluding, for purposes of this sentence, an Event of Default specified in Section 6.01(viii) or (ix) solely with respect to a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company) occurs, the principal of, and accrued and unpaid interest on, all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in aggregate principal amount of the Securities then outstanding by written notice to the Trustee may rescind or annul an acceleration and its consequences if (A) the rescission would not conflict with any order or decree, (B) all existing Events of Default, except the nonpayment of principal or interest that has become due solely because of the acceleration, have been cured or waived and (C) all amounts due to the Trustee under Section 7.06 have been paid.

6.03	OTHER REMEDIES.

Notwithstanding any other provision of this Indenture, other than as provided in the last three full paragraphs of Section 6.01, if an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of amounts due with respect to the Securities or to enforce the performance of any provision of the Securities or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative.

6.04	WAIVER OF PAST DEFAULTS.

Subject to Sections 6.07 and 9.02, the Holders of a majority in aggregate principal amount of the Securities then outstanding may, by written notice to the Trustee, waive any past Default or Event of Default and its consequences, other than (A) a Default or Event of Default in the payment of the principal of, or premium, if any, or interest on, any Security, or in the payment of the Fundamental Change Purchase Price or Redemption Price, (B) a Default or Event of Default arising from a failure by the Company to convert any Securities in accordance with this Indenture or (C) any Default or Event of Default in respect of any provision of this Indenture or the Securities which, under Section 9.02, cannot be modified or amended without the consent of the Holder of each outstanding Security affected. When a Default or an Event of Default is waived, it is cured and ceases.

6.05	CONTROL BY MAJORITY.

The Holders of a majority in aggregate principal amount of the Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, is unduly prejudicial to the rights of other Holders or would involve the Trustee in any liability (including in its individual capacity) unless the Trustee is offered indemnity satisfactory to it; provided, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

6.06	LIMITATION ON SUITS.

Except as provided in Section 6.07, a Holder may not institute any proceeding under this Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under this Indenture unless:

(i) the Holder has previously given the Trustee written notice that an Event of Default is continuing;

(ii) the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding have made a written request to the Trustee to pursue the remedy;

(iii) such Holder or Holders offer and, if requested, provide to the Trustee indemnity that is satisfactory to the Trustee in its discretion against any loss, liability, fee, expense, claim, damages or costs to or of the Trustee in connection with pursuing such remedy;

(iv) the Trustee does not comply with or respond to the request within sixty (60) days after receipt of such notice, request and offer of indemnity; and

(v) during such sixty (60) day period, the Holders of a majority in aggregate principal amount of the Securities then outstanding do not give the Trustee a direction inconsistent with the initial request.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

6.07	RIGHTS OF HOLDERS TO RECEIVE PAYMENT OR TO CONVERT THEIR SECURITIES.

Notwithstanding any other provision of this Indenture to the contrary, the right of any Holder to receive payment of all amounts due with respect to the Securities or to convert the Securities, on or after the respective due dates as provided herein, or to bring suit for the enforcement of any such payment or conversion right on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

6.08	COLLECTION SUIT BY TRUSTEE.

If an Event of Default specified in Section 6.01(i) or (ii) occurs and is continuing, without the possession of any of the Securities or the production thereof in any proceeding relating thereto, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount due with respect to the Securities, including any unpaid and accrued interest and, to the extent lawful, such further amount as shall be sufficient to cover the costs and expenses of collection, including the actual, reasonable and documented compensation, expenses disbursements and advances of the Trustee, its agents and counsel.

6.09	TRUSTEE MAY FILE PROOFS OF CLAIM.

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee, any predecessor Trustee and the Holder allowed in any judicial proceedings relative to the Company with respect to the Securities or its creditors or properties.

The Trustee may collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

6.10	PRIORITIES.

If the Trustee collects any money pursuant to this Article VI, it shall pay out the money in the following order:

First: to the Trustee for amounts due under Section 7.06;

Second: to Holders for all amounts due and unpaid on the Securities, without preference or priority of any kind, according to the amounts due and payable on the Securities; and

Third: to the Company.

The Trustee, upon prior written notice to the Company, may fix a record date and payment date for any payment by it to Holders pursuant to this Section 6.10. At least fifteen (15) days before each such record date, the Trustee shall mail to each Holder and the Company a written notice that states such record date and payment date and the amount of such payment.

6.11	UNDERTAKING FOR COSTS.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit other than the Trustee of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than ten percent (10%) in aggregate principal amount of the outstanding Securities.

6.12	DELAY OR OMISSION NOT WAIVER

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

6.13	RESTORATION OF RIGHTS AND REMEDIES

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case the Company, the Trustee and the Holders shall, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

ARTICLE VII

TRUSTEE

7.01	DUTIES OF TRUSTEE.

(A) If an Event of Default has occurred and is continuing and is actually known to a Responsible Officer of the Trustee, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(B) Except during the continuance of an Event of Default:

(i) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith, willful misconduct or gross negligence on its part, may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee, and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform, on their face, to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(C) The Trustee may not be relieved from liability for its own bad faith, its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(i) this subsection shall not be construed to limit the effect of subsection (B) of this Section 7.01;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer thereof, unless it is conclusively determined by a court of competent jurisdiction that the Trustee was grossly negligent in ascertaining the pertinent facts; and

(iii) the Trustee shall be not liable with respect to any action it takes, suffers or omits to take in good faith in accordance with a direction received by it pursuant to the terms of this Indenture or exercising any trust or power conferred upon the Trustee under this Indenture.

(D) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to the provisions of this Section 7.01.

(E) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(F) Except for an Event of Default under Section 6.01(i) or (ii) hereof, the Trustee shall not be deemed to have notice or be charged with knowledge of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless the Trustee shall be specifically notified in writing of such Default or Event of Default by the Company or by the Holders of at least 25% of the aggregate principal amount of Securities then outstanding, at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture. In the absence of any such notice or actual knowledge, and except for a Default under Section 6.01(i) or (ii) hereof, the Trustee may conclusively assume that no Default or Event of Default exists.

7.02	RIGHTS OF TRUSTEE.

(A) Subject to Section 7.01, the Trustee may conclusively rely on and shall be protected in acting or refraining from acting upon any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document; if, however, the Trustee shall determine to make such further inquiry or investigation, it shall be entitled during normal business hours of the Company to examine the relevant books, records and premises of the Company, personally or by agent or attorney upon reasonable prior notice at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(B) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate and/or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. No such Officer’s Certificate or Opinion of Counsel shall be at the expense of the Trustee.

(C) Any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution.

(D) The Trustee may consult with counsel, and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(E) The Trustee may act through agents or attorneys, and the Trustee shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

(F) The Trustee shall not be liable for any action it takes, suffers or omits to take in good faith, which it believes to be authorized or within its rights or powers conferred upon it by this Indenture.

(G) The Trustee shall not have any duty to inquire as to the performance of the Company with respect to the covenants contained in Article IV. In addition, the Trustee shall not be deemed to have knowledge or notice of a Default, Event of Default, Fundamental Change or Make-Whole Fundamental Change except (i) with respect to the Trustee, any Default or Event of Default occurring pursuant to Sections 6.01(i) or 6.01(ii), or (ii) any Default, Event of Default, Fundamental Change, Make-Whole Fundamental Change of which a Responsible Officer of the Trustee shall have received written notification from a Holder or the Company of the circumstances constituting the same and stating so in such written notifications. Except as otherwise provided herein, the Trustee may, in the absence of receipt of such written notification, conclusively assume that there is no Default, Event of Default, Fundamental Change or Make-Whole Fundamental Change. Delivery of reports, information and documents to the Trustee under Article IV (other than Sections 4.04 and 4.07) is for informational purposes only and the receipt by the Trustee of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which each of the Trustee is entitled to rely on Officer’s Certificates).

(H) The Trustee shall not be under any obligation to exercise any of the rights or powers vested by this Indenture at the request or direction of any of the Holders pursuant to this Indenture unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, losses, claims, damages, fees, expenses and liabilities which might be incurred by it in compliance with such request or direction.

(I) The rights, privileges, protections, immunities and benefits given to the Trustee, including without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each Securities Agent, Securities Custodian and other person employed to act hereunder; in and during an Event of Default, only the Trustee, and not any agent, shall be subject to the prudent person standard.

(J) The Trustee may request that the Company deliver an Officer’s Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(K) The Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability for the performance of any of its duties hereunder or the exercise of any of its rights or powers if there is reasonable ground for believing that the repayment of such funds or reasonably adequate indemnity against such risk or liability is not assured to it.

(L) The Trustee shall not have any duty (i) to see to any recording, filing or depositing of this Indenture or any Indenture referred to herein or any financing statement or continuation statement evidencing a security interest, or to see to the maintenance of any such recording or filing or depositing or to any rerecording, refiling or redepositing of any thereof or (ii) to see to any insurance.

(M) The rights of the Trustee to perform any discretionary act enumerated in this Indenture shall not be construed as a duty, and the Trustee shall not be answerable other than for its bad faith, gross negligence or willful misconduct in the performance of such act.

(N) The Trustee shall not be required to give any bond or surety in respect of the execution of the powers granted hereunder.

(O) In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by,

directly or indirectly, forces beyond its control, including, without limitation, (i) provision of any present or future law or regulation or act of any governmental authority, (ii) act of God, (iii) natural disaster, (iv) war, (v) terrorism, (vi) civil unrest, (vii) utility failure, (viii) labor dispute, (ix) disease, (x) epidemic or pandemic, (xi) quarantine, (xii) national emergency, (xiii) computer hardware or software failure, (xiv) communications system failure, (xv) malware or ransomware attack or (xvi) unavailability of the Federal Reserve Bank wire or telex system or other applicable wire or funds transfer system, or (xvii) unavailability of any securities clearing system; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(P) In no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(Q) The Trustee shall have no obligation to pursue any action that is not in accordance with applicable law.

(R) Under no circumstances shall the Trustee be liable in its individual capacity for the obligations evidenced by the Notes.

7.03	INDIVIDUAL RIGHTS OF TRUSTEE.

The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or any of its Affiliates with the same rights the Trustee would have if it were not Trustee. Any Securities Agent may do the same with like rights. The Trustee, however, must comply with Sections 7.09.

7.04	DISCLAIMER OF THE TRUSTEE.

The Trustee does not make any representation as to the validity or adequacy of this Indenture or the Securities; the Trustee shall not be accountable for the Company’s use of the proceeds from the Securities; and the Trustee shall not be responsible for any statement in the Securities other than its certificate of authentication.

7.05	NOTICE OF DEFAULTS.

If a Default or Event of Default occurs and is continuing as to which the Trustee has received written notice pursuant to the provisions of this Indenture, then the Trustee shall mail (or electronically deliver) to each Holder a notice of the Default or Event of Default within thirty (30) days after the Trustee’s receipt of such notice of Default or after acquiring such knowledge, as applicable, unless such Default or Event of Default has been cured or waived; provided, however, that, except in the case of a Default or Event of Default in payment of the principal of or interest on any Security when and as the same shall become payable, the Trustee shall be protected in withholding such notice, if and so long as a responsible trust officer in good faith determines that the withholding of such notice is in the best interest of the Holders.

7.06	COMPENSATION AND INDEMNITY.

The Company shall pay to the Trustee (which for purposes of this Section 7.06 shall also include Computershare Trust Company, N.A., as Paying Agent and Registrar for the Securities, as Custodian, and Conversion Agent) from time to time such compensation for its/their respective services as shall be agreed upon in writing (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust). The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it/them, respectively, pursuant to, and in accordance with, any provision hereof. Such expenses shall include the reasonable compensation and out-of-pocket expenses of the agents and counsel of the Trustee.

The Company shall indemnify the Trustee (which shall include, with respect to any and all roles hereunder performed by Computershare Trust Company, N.A., its directors, officers, employees, agents and counsel) against any and all loss, liability, fee, damage, claim or expense (including the reasonable fees and expenses of counsel, court costs and taxes other than franchise taxes and taxes based upon, measured by or determined by the income of the Trustee) incurred by it in connection with the acceptance or administration of this trust and the performance of its duties hereunder, including the reasonable costs and expenses of defending itself against any claim (whether asserted by the Company, any Holder or any other Person or the costs and expenses of enforcing the terms of this Indenture, including the indemnification provided herein) or liability in connection with the exercise or performance of any of its powers and duties hereunder. The Company need not pay any settlement made without its consent, which consent shall not be unreasonably withheld or delayed. The Trustee shall notify the Company promptly of any claim for which it may seek indemnification. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through the gross negligence, bad faith or willful misconduct of the Trustee and as determined by a court of competent jurisdiction in a final decision.

To secure the Company’s payment obligations in this Section 7.06, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee, except that held in trust to pay amounts due on particular Securities. Such lien will survive the satisfaction and discharge of this Indenture.

The indemnity obligations of the Company with respect to the Trustee provided for in this Section 7.06 shall survive final payment in full on the Securities, termination for any reason of this Indenture, including termination or rejection hereof under Bankruptcy Law, and any resignation or removal of the Trustee.

Without prejudice for any other rights available under applicable law, when the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(viii) or 6.01(ix) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

7.07	REPLACEMENT OF TRUSTEE.

A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon such successor’s acceptance of appointment as provided in this Section 7.07.

The Trustee may resign by so notifying the Company in writing thirty (30) days prior to such resignation and be discharged from the trust created hereby upon such resignation. The Holders of a majority in aggregate principal amount of the Securities then outstanding may remove the Trustee by so notifying the Trustee and the Company in writing and may appoint a successor Trustee with the Company’s consent. The Company may remove the Trustee if:

(i) the Trustee fails to comply with Section 7.09; or

(ii) the Trustee adjudged a bankrupt or an insolvent; or

(iii) a receiver or other public officer takes charge of the Trustee or its property; or

(iv) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee.

If a successor Trustee does not take office within thirty (30) days after the retiring Trustee resigns or is removed, the retiring Trustee may, at the Company’s expense, and the Company or the Holders of at least ten percent (10%) in aggregate principal amount of the outstanding Securities may, petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 7.09, the Company or any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Each successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 7.06. Notwithstanding any replacement of the Trustee pursuant to this Section 7.07, the Company’s obligations under Section 7.06 hereof shall continue for the benefit of the retiring Trustee.

7.08	SUCCESSOR TRUSTEE BY MERGER, ETC.

If the Trustee consolidates with, merges or converts into, or sells or transfers all or substantially all of its corporate trust business to, another Person, the successor Person without any further act shall be the successor Trustee if such successor Person is otherwise eligible hereunder.

7.09	ELIGIBILITY; DISQUALIFICATION.

There shall at all times be a Trustee hereunder, which (A) is an entity organized and doing business under the laws of the United States or of any state thereof, (B) is authorized under such laws to exercise corporate trustee power, (C) is subject to supervision or examination by federal or state authorities and (D) has a combined capital and surplus, together with its Affiliates, of at least $50 million as set forth in its most recent published annual report of condition.

ARTICLE VIII

DISCHARGE OF INDENTURE

8.01	TERMINATION OF THE OBLIGATIONS OF THE COMPANY.

This Indenture shall cease to be of further effect if (a) either (i) all outstanding Securities (other than Securities replaced pursuant to Section 2.07) have been delivered to the Trustee for cancellation or (ii) all outstanding Securities have become due and payable at their scheduled maturity, on a Redemption Date, or on a Fundamental Change Purchase Date and, in either case, the Company irrevocably deposits, prior to applicable due date, with the Trustee or the Paying Agent (if the Paying Agent is not the Company or any of its Affiliates) cash sufficient to pay all amounts due and owing on all outstanding Securities (other than Securities replaced pursuant to Section 2.07) on the Maturity Date, Redemption Date or Fundamental Change Purchase Date, as the case may be; (b) the Company pays to the Trustee all other sums payable hereunder by the Company; (c) no Default or Event of Default with respect to the Securities shall exist on the date of such deposit; (d) such deposit will not result in a breach or violation of, or constitute a Default or Event of Default under, this Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; and (e) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for herein relating to the satisfaction and discharge of this Indenture have been complied with; provided, however, that Sections 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.17, 2.18, 2.19, 4.01, 4.02, 4.05, 7.06 and 7.07 and Articles III, VIII and X of this Indenture, shall survive any discharge of this Indenture until such time as the Securities have been paid in full and there are no Securities outstanding.

8.02	APPLICATION OF TRUST MONEY.

The Trustee shall hold in trust all money deposited with it pursuant to Section 8.01 and shall apply such deposited money through the Paying Agent and in accordance with this Indenture to the payment of amounts due on the Securities.

8.03	REPAYMENT TO COMPANY.

The Trustee and the Paying Agent shall promptly notify the Company of, and pay to the Company upon the request of the Company, any excess money held by them at any time. Subject to applicable escheatment laws, the Trustee and the Paying Agent shall pay to the Company upon the written request of the Company any money held by them for the payment of the principal of, premium, if any, or any accrued and unpaid interest on, the Securities that remains unclaimed for two (2) years. After payment to the Company, Holders entitled to the money must look to the Company for payment as general creditors, and all liability of the Trustee and the Paying Agent with respect to such money and payment shall, subject to applicable law, cease.

8.04	REINSTATEMENT.

If the Trustee or Paying Agent is unable to apply any money in accordance with Sections 8.01 and 8.02 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the obligations of the Company under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Sections 8.01 and 8.02 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Sections 8.01 and 8.02; provided, however, that if the Company has made any payment of amounts due with respect to any Securities because of the reinstatement of its obligations, then the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE IX

AMENDMENTS

9.01	WITHOUT CONSENT OF HOLDERS.

The Company and the Trustee may amend or supplement this Indenture or the Securities without notice to or the consent of any Holder:

(i) to evidence the assumption of the Company’s obligations under this Indenture and the Securities by a Successor upon the consolidation or merger or sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s property or assets in accordance with this Indenture;

(ii) to make adjustments in accordance with this Indenture to the right to convert the Securities upon certain reclassifications or changes in Common Shares and certain consolidations, mergers and binding share exchanges and upon the sale, transfer, lease conveyance or other disposition of all or substantially all of the Company’s property or assets, including, without limitation, providing that the Securities are convertible into Reference Property;

(iii) to make any amendment to the provisions of this Indenture relating to the transfer and legending of Securities provided, however, that (a) compliance with this Indenture as so amended would not result in Securities being transferred in violation of the Securities Act or any other applicable securities law and (b) no such amendment materially and adversely affects rights of any Holder;

(iv) to evidence and provide the acceptance to the appointment of a successor Trustee under this Indenture;

(v) to secure the obligations of the Company or any other obligor under this Indenture in respect of the Securities;

(vi) to add to the covenants of the Company described in this Indenture for the benefit of Holders or to surrender any right or power conferred upon the Company;

(vii) to make provisions with respect to adjustments to the Conversion Rate as required by this Indenture or to increase the Conversion Rate in accordance with this Indenture;

(viii) to add guarantees or additional obligors with respect to the Securities;

(ix) to add any additional Events of Default;

(x) to comply with the requirements of any Canadian securities regulatory authority, the SEC, the NYSE, the TSX or any applicable securities depository or stock exchange or market on which Common Shares may be principally listed or admitted for trading, provided that no such amendment or supplement materially and adversely affects the rights of any Holder;

(xi) to cure any ambiguity, mistake, omission, defect or inconsistency, or make any other change that does not adversely affect the rights of any Holder in any material respect (provided that any change to conform to the provisions of this Indenture to the Description of the Securities contained in the Offering Memorandum shall be deemed to not adversely affect the rights of any Holder); or

(xii) to provide for the issuance of additional Securities in accordance with the limitations set forth in this Indenture.

9.02	WITH CONSENT OF HOLDERS.

The Company and the Trustee may amend or supplement this Indenture or the Securities without notice to any Holder but with the written consent of the Holders of at least a majority in aggregate principal amount of the outstanding Securities. Subject to Sections 6.04 and 6.07, the Holders of a majority in aggregate principal amount of the outstanding Securities may, by written notice to the Trustee, waive compliance by the Company with any provision of this Indenture or the Securities without notice to any other Holder. Notwithstanding anything herein to the contrary, without the consent of each Holder of each outstanding Security affected, an amendment, supplement or waiver, including a waiver pursuant to Section 6.04, may not:

(a) change the stated maturity of the principal of, or the payment date of any installment of interest on, any Security;

(b) reduce the principal amount of, or any premium on, or interest on, any Security;

(c) change the place, manner or currency of payment of principal of, or any premium, interest on, any Security;

(d) impair the right to institute suit for the enforcement of any payment on, or with respect to, or of the conversion of, any Security;

(e) modify, in a manner adverse to Holders, the provisions with respect to the right of Holders pursuant to Article III to require the Company to purchase Securities or to offer to purchase Securities upon the occurrence of a Fundamental Change;

(f) modify the provisions of this Indenture relating to ranking as a contractual right of payment in a in a manner adverse to Holders;

(g) adversely affect the right of Holders to convert Securities in accordance with Article X;

(h) reduce the percentage of the aggregate principal amount of the outstanding Securities whose Holders must consent to a modification to or amendment of any provision of this Indenture or the Securities;

(i) reduce the percentage of the aggregate principal amount of the outstanding Securities whose Holders must consent to a waiver of compliance with any provision of this Indenture or the Securities or a waiver of any Default or Event of Default; or

(j) modify the provisions of this Indenture with respect to modification and waiver (including waiver of a Default or an Event of Default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected Holder.

Promptly after an amendment, supplement or waiver under Section 9.01 or this Section 9.02 becomes effective, the Company shall deliver, or cause to be provided, to Holders a notice briefly describing such amendment, supplement or waiver. Any failure of the Company to provide such notice shall not in any way impair or affect the validity of such amendment, supplement or waiver.

It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

9.03	REVOCATION AND EFFECT OF CONSENTS.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to its Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

After an amendment, supplement or waiver becomes effective with respect to the Securities, it shall bind every Holder unless such amendment, supplement or waiver makes a change that requires, pursuant to Section 9.02, the consent of each Holder affected. In that case, the amendment, supplement or waiver shall bind each Holder of a Security who has consented to it and, provided that notice of such amendment, supplement or waiver is reflected on a Security that evidences the same debt as the consenting Holder’s Security, every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security.

9.04	NOTATION ON OR EXCHANGE OF SECURITIES.

If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver such amendment, supplement or waiver to the Trustee. The Trustee may place an appropriate notation on the Security as directed and prepared by the Company about the changed terms and return it to the Holder. Alternatively, if the Company so determines, the Company in exchange for the Security shall issue and the Trustee, upon receipt of a Company Order, shall authenticate a new Security that reflects the changed terms.

9.05	TRUSTEE PROTECTED.

The Trustee shall sign any amendment, supplemental indenture or waiver authorized pursuant to this Article IX provided, however, that the Trustee need not sign any amendment, supplement or waiver authorized pursuant to this Article IX that adversely affects the Trustee’s rights, duties, liabilities or immunities. The Trustee shall be entitled to receive and conclusively rely upon an Opinion of Counsel as to legal matters (including that such amendment or supplemental indenture constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms) and an Officer’s Certificate as to factual matters that any modification, amendment, supplement or waiver is authorized or permitted pursuant to this Indenture and that all related conditions precedent to such modification, amendment, supplement or waiver have been fulfilled.

9.06	EFFECT OF SUPPLEMENTAL INDENTURES.

Upon the due execution and delivery of any supplemental indenture in accordance with this Article IX, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes, and, except as set forth in Sections 9.02 and 9.03, every Holder of Securities shall be bound thereby.

ARTICLE X

CONVERSION

10.01	CONVERSION PRIVILEGE; RESTRICTIVE LEGENDS.

(A) Subject to the provisions of Article III and this Article X, the Securities shall be convertible, in integral multiples of $1,000 principal amount, into Common Shares at any time until the close of business on the Business Day immediately preceding January 15, 2031.

(B) The initial Conversion Rate shall be 44.7227 Common Shares per $1,000 principal amount of Securities. The Conversion Rate shall be subject to adjustment in accordance with Sections 10.05 through 10.13.

(C) A Holder may convert a portion of the principal amount of a Security if such portion is $1,000 principal amount or an integral multiple of $1,000 principal amount. Provisions of this Indenture that apply to conversion of all of a Security also apply to conversion of a portion of such Security.

(D) Any Common Shares that are issued upon conversion of a Security that bears the Private Placement Legend shall also bear the Private Placement Legend. Any Common Shares that are issued upon conversion of a Security that does not bear the Private Placement Legend shall also not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Common Shares not bearing the Private Placement Legend, the registrar and transfer agent for the Common Shares shall deliver Common Shares that do not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Common Shares bearing the Private Placement Legend, the registrar and transfer agent for the Common Shares shall deliver only Common Shares that bear the Private Placement Legend unless (i) the requested transfer is after the Resale Restriction Termination Date, (ii) there is delivered to the Company and the registrar and transfer agent for the Common Shares an Opinion of Counsel reasonably satisfactory to the Company and addressed to the Company to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act, (iii) such Security has been sold pursuant to an effective registration statement under the Securities Act and the Holder selling such Common Shares has delivered to the registrar and transfer agent for the Common Shares a notice in the form of Exhibit C hereto, or (iv) such Security has been sold outside the United States pursuant to Regulation S under the Securities Act and the Holder selling such Securities has delivered to the registrar and transfer agent for the Common Shares a certificate in the form of Exhibit D hereto.

(E) Any Common Shares that are issued upon conversion of a Security before the date that is four months and a day after the original distribution date of such Security or any additional Security shall bear the Canadian Legend.

10.02	CONVERSION PROCEDURE AND PAYMENT UPON CONVERSION.

(A) To convert a Security, a Holder must satisfy the requirements of paragraph 9 of the Securities. If a Security is tendered for conversion in accordance with this Article X, then:

(i) the Company shall deliver, through the Conversion Agent, to each converting Holder a number of Common Shares equal to (1) (A) the aggregate principal amount of Securities to be converted, divided by (B) $1,000 multiplied by (2) the Conversion Rate in effect on the relevant Conversion Date (provided that the Company shall deliver cash in lieu of fractional shares as described in clause (ii) below).

(ii) the Company will not issue a fractional Common Share upon conversion of a Security. Instead, the Company shall pay cash in lieu of fractional shares based on the Closing Sale Price of Common Shares on the Conversion Date. Whenever a payment for fractional Common Shares is to be made by the Conversion Agent, the Company shall (a) promptly prepare and deliver to the Conversion Agent, a certificate setting forth in reasonable detail the facts related to such payments and the prices and/or formulas utilized in calculating such payments, and (ii) provide sufficient monies to the Conversion Agent in the form of fully collected funds to make such payments.

(B) Except as provided in the Securities or in this Article X, no payment or adjustment will be made for accrued interest on a converted Security or for dividends on any Common Shares issued on or prior to conversion. If any Holder surrenders a Security for conversion after the close of business on the record date for the payment of an installment of interest and prior to the open of business on the related interest payment date, then, notwithstanding such conversion, the interest payable with respect to such Security on such interest payment date shall be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date; provided, however, that such Security, when surrendered for conversion, must be accompanied by payment to the Conversion Agent on behalf of the Company of an amount equal to the interest payable on such interest payment date on the portion so converted unless either (i) the Company shall have, in respect of a Fundamental Change, specified a Fundamental Change Purchase Date which is after such record date and on or before such interest payment date and such Security is converted after such record date and on or before such interest payment date; (ii) the Company has specified a Redemption Date which is after such record date and on or before such interest payment date and such Security is converted after such record date and on or before such interest payment date, or (iii) such Security is surrendered for conversion after the close of business on the record date immediately preceding the Maturity Date; provided further, however, that, if the Company shall have, prior to the Conversion Date with respect to a Security, defaulted in a payment of interest on such Security, then in no event shall the Holder of such Security who surrenders such Security for conversion be required to pay such defaulted interest or the interest that shall have accrued on such defaulted interest pursuant to Section 2.14 or otherwise (it being understood that nothing in this Section 10.02(B) shall affect the Company’s obligations under Section 2.14).

(C) If a Holder converts more than one Security at the same time, the number of full Common Shares issuable upon such conversion, if any, shall be based on the total principal amount of all Securities converted.

(D) Upon surrender of a Security that is converted in part, the Company shall execute and Trustee shall, upon receipt of a Company Order, authenticate for the Holder a new Security equal in principal amount to the unconverted portion of the Security surrendered.

(E) If the last day on which a Security may be converted is a Legal Holiday in a place where a Conversion Agent is located, the Security may be surrendered to that Conversion Agent on the next succeeding day that is not a Legal Holiday.

(F) The Company shall authorize the Conversion Agent in writing to deliver Common Shares due upon a conversion (together with cash in lieu of any fractional Common Shares) of a Security by a Holder as soon as practicable after the Conversion Date of such conversion, but in no event later than the third (3rd) Business Day after such Conversion Date.

(G) A converting Holder will be treated as the holder of record of the Common Shares deliverable upon conversion as of the close of business on the applicable Conversion Date.

(H) To convert interests in a Global Security, Holders must comply with DTC’s then applicable conversion program procedures.

10.03	TAXES ON CONVERSION.

If a Holder converts its Security, the Company shall pay any documentary, stamp or similar issue or transfer tax or duty levied by a Relevant Taxing Jurisdiction on the issue, if any, of Common Shares upon the conversion. However, such Holder shall pay any such tax, duty or transfer fee which is due because such shares are issued in a name other than such Holder’s name. The Conversion Agent may refuse to deliver a certificate representing the Common Shares to be issued in a name other than such Holder’s name until the Conversion Agent receives a sum sufficient to pay any tax or duty which will be due because such shares are to be issued in a name other than such Holder’s name. Nothing herein shall preclude any tax withholding required by law or regulation.

10.04	COMPANY TO PROVIDE COMMON SHARES.

The Company shall at all times reserve out of its authorized but unissued Common Shares enough Common Shares to permit the conversion, in accordance herewith, of all of the Securities into Common Shares.

All Common Shares which may be issued upon conversion of the Securities shall be validly issued, fully paid and non-assessable and shall be free of preemptive or similar rights and free of any lien or adverse claim.

The Company shall comply with all securities laws regulating the offer and delivery of Common Shares upon conversion of Securities and shall list such shares on each national securities exchange or automated quotation system on which the Common Shares are then listed.

10.05	ADJUSTMENT OF CONVERSION RATE.

The Conversion Rate shall be subject to adjustment from time to time, without duplication, upon the occurrence of any of the following events:

(A) If the Company exclusively issues Common Shares as a dividend or distribution on all or substantially all of its outstanding Common Shares, or if the Company effects a share split or share combination, the Conversion Rate shall be adjusted based on the following formula:

where

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

CR’	=	the Conversion Rate in effect immediately after the close of business on the Record Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

OS0	=	the number of Common Shares outstanding immediately prior to the close of business on the Record Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be; and

OS’	=	the number of Common Shares outstanding immediately after such dividend or distribution, or such share split or share combination, as the case may be.

Any adjustment made under this Section 10.05(A) shall become effective immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as the case may be. If any dividend or distribution of the type described in this Section 10.05(A) is declared but not so paid or made, or any share split or combination of the type described in this Section 10.05(A) is announced but the outstanding Common Shares are not split or combined, as the case may be, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, or not to split or combine the outstanding Common Shares, as the case may be, to the Conversion Rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.

(B) If the Company distributes to all or substantially all holders of the Common Shares any rights, options or warrants (other than in connection with a shareholder rights plan) entitling them, for a period expiring not more than forty-five (45) days immediately following the announcement date of such distribution, to purchase or subscribe for Common Shares, at a price per share less than the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Company’s announcement of such distribution, the Conversion Rate shall be increased based on the following formula:

where

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such distribution;

CR’	=	the Conversion Rate in effect immediately after the close of business on the Record Date for such distribution;

OS0	=	the number of Common Shares that are outstanding immediately prior to the close of business on the Record Date for such distribution;

X	=	the total number of Common Shares issuable pursuant to such rights, options or warrants; and

Y	=	the number of Common Shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Company’s announcement of such distribution.

Any increase made under this Section 10.05(B) shall be made successively whenever any such rights, options or warrants are distributed and shall become effective immediately after the close of business on the Record Date for such distribution. To the extent that such rights, options or warrants are not exercised prior to their expiration or the Common Shares are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect had the increase with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the number of Common Shares actually delivered upon exercise of such rights, options or warrants. If such rights, options or warrants are not so distributed or if no such right, option or warrant is exercised prior to its expiration, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such Record Date for such distribution had not occurred.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Common Shares at less than such average of the Closing Sale Prices for the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Company’s announcement of such distribution, and in determining the aggregate offering price of such Common Shares, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors and subject to any necessary approvals of the TSX and NYSE.

(C) If the Company distributes shares of its Capital Stock, evidences of its indebtedness, securities, rights, options, warrants or other of its assets or property to all or substantially all holders of Common Shares, but excluding (i) dividends or distributions covered by Sections 10.05(A) and 10.05(B), (ii) dividends or distributions paid exclusively in cash covered by Section 10.05(D), (iii) any dividends or distributions of Reference Property in exchange for Common Shares in connection with a transaction described under Section 10.10; and (iv) Spin-Offs to which the provisions set forth in the latter portion of this Section 10.05(C) shall apply, then, in each such case the Conversion Rate shall be increased based on the following formula:

where

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such distribution;

CR’	=	the Conversion Rate in effect immediately after the close of business on the Record Date for such distribution;

SP0	=	the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Ex-Date for such distribution; and

FMV	=	the fair market value (as determined by the Board of Directors, taking into account the requirements of the TSX) of the shares of Capital Stock, evidences of indebtedness, securities, rights, options, warrants or other assets or property distributed with respect to each outstanding Common Shares as of the open of business on the Ex-Date for such distribution.

Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than the “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Security shall receive, for each $1,000 principal amount of Securities, at the same time and upon the same terms as the holders of the Common Shares, the amount and kind of Capital Stock, evidences of the Company’s indebtedness, securities, rights, options, warrants or other assets or property that such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Rate in effect immediately prior to the close of business on the Record Date for such distribution.

Any increase made under the portion of this Section 10.05(C) above shall become effective immediately after the close of business on the Record Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such distribution had not been declared.

With respect to an adjustment pursuant to this Section 10.05(C) where there has been a payment of a dividend or other distribution on the Common Shares of Capital Shares of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit (including pursuant to a Canadian “butterfly” transaction) of the Company, where such Capital Stock or similar equity interest is listed or quoted (or will be listed or quoted upon consummation of the Spin-Off) on a U.S. national securities exchange or a reasonably comparable non-U.S. equivalent (a “Spin-Off”), the Conversion Rate shall be increased based on the following formula:

where

CR0	=	the Conversion Rate in effect immediately prior to the close of business on Record Date for the Spin-Off;

CR’	=	the Conversion Rate in effect immediately after the close of business on the Record Date for the Spin-Off;

FMV0	=	the average of the Closing Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Common Shares applicable to one Common Share over the first ten (10) consecutive Trading Day period immediately following, and including, the Ex-Date for the Spin-Off; and

MP0	=	the average of the Closing Sale Prices of the Common Shares over the first ten (10) consecutive Trading Day period immediately following, and including, the Ex-Date for the Spin-Off.

The adjustment to the Conversion Rate under the preceding paragraph shall become effective at the close of business on the tenth (10th) Trading Day immediately following, and including, the Ex-Date for the Spin-Off, but will be given effect as of the close of business on the Record Date for the Spin-Off; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the ten (10) Trading Days immediately following and including, the effective date of any Spin-Off, references in the portion of this Section 10.05(C) related to Spin-Offs to ten (10) consecutive Trading Days shall be deemed replaced, solely in respect of that conversion, with such lesser number of consecutive Trading Days as have elapsed between the effective date of such Spin-Off and the Conversion Date for such conversion.

Notwithstanding anything else in this Indenture, no increase to the Conversion Rate shall be made pursuant to this Section 10.05(C) in connection with rights issued or otherwise distributed pursuant to a rights plan, except to the extent provided in Section 10.12.

Subject in all respects to Section 10.12, rights, options or warrants distributed by the Company to all holders of its Common Shares entitling the holders thereof to subscribe for or purchase shares of the Company’s Capital Stock, including Common Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Common Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Common Shares, shall be deemed not to have been distributed for purposes of this Section 10.05(C) (and no adjustment to the Conversion Rate under this Section 10.05(C) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 10.05(C). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex-Date with respect to new rights, options or warrants with such rights (and a termination or expiration of the existing rights, options or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 10.05(C) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, upon such redemption or repurchase (x) the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Common Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued.

For purposes of Section 10.05(A), Section 10.05(B) and this Section 10.05(C), if any dividend or distribution to which this Section 10.05(C) is applicable also includes one or both of:

(i) a dividend or distribution of Common Shares to which Section 10.05(A) is applicable (the “Clause A Distribution”); or

(ii) a dividend or distribution of rights, options or warrants to which Section 10.05(B) is applicable (the “Clause B Distribution”),

then (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 10.05(C) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 10.05(C) with respect to such Clause C Distribution shall then be made and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 10.05(A) and Section 10.05(B) with respect thereto shall then be made, except that, if determined by the Board of Directors (I) the Record Date of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Record Date of the Clause C Distribution and (II) any Common Shares included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the close of business on the Record Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be” within the meaning of Section 10.05(A) or “outstanding immediately prior to the close of business on the Record Date for such distribution” within the meaning of Section 10.05(B).

(D) If any cash dividend or distribution is made to all or substantially all holders of the Common Shares, to the extent that the aggregate of all such cash dividends or distributions paid per Common Share in any fiscal quarter exceeds the DTA (as defined below) for such fiscal quarter (excluding any dividend or distribution in connection with the Company’s liquidation, dissolution or winding up), the Conversion Rate shall be increased based on the following formula:

where

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution;

CR’	=	the Conversion Rate in effect immediately after the close of business on the Record Date for such dividend or distribution;

SP0	=	the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading Day period immediately preceding the Ex-Date for such dividend or distribution;

C	=	the amount in cash per Common Share the Company distributes to holders of its Common Shares, together with any other cash dividends or distributions paid during such quarter, in excess of the DTA (less any excess in respect of which the Conversion Rate had previously been adjusted pursuant to this paragraph); and

DTA	=	$0.01 per Common Share per quarter.

The DTA shall be adjusted on an inversely proportional basis whenever the Conversion Rate is adjusted, other than an adjustment pursuant to the immediately preceding paragraph. If an adjustment is required to be made as set forth in the immediately preceding paragraph as a result of a distribution that is not a regular, periodic dividend, the DTA will be deemed to be zero with respect to such adjustment.

Such increase shall become effective immediately after the close of business on the Record Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Security shall receive, for each $1,000 principal amount of Securities, at the same time and upon the same terms as holders of the Common Shares, the amount of cash such Holder would have received as if such Holder owned a number of Common Shares equal to the Conversion Rate in effect immediately prior to the open of business on the Ex-Date for such dividend or distribution.

(E) If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for the Common Shares, if the cash and value of any other consideration included in the payment per Common Share exceeds the average of the Closing Sale Prices of the Common Shares over the ten (10) consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:

where

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the last Trading Day of the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR’	=	the Conversion Rate in effect immediately after the close of business on the last Trading Day of the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by the Board of Directors and approved by the TSX) paid or payable for Common Shares purchased in such tender or exchange offer;

OS0	=	the number of Common Shares outstanding immediately prior to the time such tender or exchange offer expires (prior to giving effect to the purchase or exchange of all Common Shares accepted for purchase or exchange in such tender offer or exchange offer);

OS’	=	the number of Common Shares outstanding immediately after the time such tender or exchange offer expires (after giving effect to the purchase or exchange of all Common Shares accepted for purchase or exchange in such tender offer or exchange offer); and

SP’	=

the average of the Closing Sale Prices of the Common Shares over the ten

(10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The increase to the Conversion Rate under this Section 10.05(E) shall occur at the close of business on the tenth (10th) Trading Day immediately following, but including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the ten (10) Trading Days immediately following, but including, the Trading Day next succeeding the date that any such tender or exchange offer expires, references in this Section 10.05(E) to ten (10) Trading Days shall be deemed replaced, solely in respect of that conversion, with such lesser number of Trading Days as have elapsed between the date that such tender or exchange offer expires and the Conversion Date for such conversion.

(F) If a Conversion Rate adjustment becomes effective in connection with any event as described above in this Section 10.05, and a Holder has converted its Securities on or prior to the Record Date for such event (or on or prior to the related Ex-Date, in the event that such Ex-Date occurs after such Record Date) such that it would be treated as the record holder of the Common Shares as of such Record Date as described under Section 10.02 based on an adjusted Conversion Rate for such Record Date, then, notwithstanding the Conversion Rate adjustment provisions in this Section 10.05, the Conversion Rate adjustment relating to such Record Date shall not be made for such converting Holder. Instead, such Holder shall be treated as if such Holder were the record owner of the Common Shares on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

(G) In addition to the foregoing adjustments in subsections (A), (B), (C), (D) and (E) above, the Company may (but is not required to), from time to time and to the extent permitted by law and the continued listing requirements of the NYSE and the TSX (or if Common Shares are not then listed on the NYSE or the TSX, on such other national or regional exchange or market on which Common Shares are then listed or quoted), increase the Conversion Rate by any amount for a period of at least twenty (20) Business Days or any longer period as may be permitted or required by law, if the Board of Directors has made a determination, which determination shall be conclusive, that such increase would be in the best interests of the Company. Such Conversion Rate increase shall be irrevocable during such period.

(H) Adjustments to the Conversion Rate will be calculated to the nearest 1/10,000th of a share. All other calculations under this Article X shall be made to the nearest cent or to the nearest one-millionth of a share, as the case may be.

10.06	NO ADJUSTMENT.

Notwithstanding anything herein or in the Securities to the contrary, in no event shall the Conversion Rate be adjusted:

(i) upon the issuance of any Common Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities;

(ii) upon the issuance of Common Shares pursuant to entering into or the termination of a precious metal purchase agreement or a streaming transaction;

(iii) upon the issuance of any Common Shares or restricted stock, restricted stock units, non-qualified stock options, incentive stock options or any other options or rights or other derivatives (including stock appreciation rights) to purchase Common Shares pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, the Company or any of the Subsidiaries;

(iv) upon the issuance of any Common Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (iii) above and outstanding as of the date the Securities were first issued;

(v) for accrued and unpaid interest, if any, including Additional Amounts, if any;

(vi) upon the repurchase of any Common Shares pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the nature described in Section 10.05, including pursuant to an “ordinary course issuer bid” over the facilities of the TSX; or

(vii) for a change in the par value of Common Shares.

No adjustment in the Conversion Rate pursuant to Section 10.05 shall be required until cumulative adjustments amount to one percent (1%) or more of the Conversion Rate as last adjusted (or, if never adjusted, the initial Conversion Rate); provided, however, that any adjustments to the Conversion Rate which by reason of this Section 10.06 are not required to be made shall be carried forward and taken into account in any subsequent adjustment to the Conversion Rate. Notwithstanding the foregoing, all such carried forward adjustments shall be made with respect to the Securities (i) in connection with any subsequent adjustment to the

Conversion Rate that (taken together with such carried forward adjustments) would result in a change of at least 1% in the Conversion Rate and (ii) on the Conversion Date for any Securities.

If any rights, options or warrants issued by the Company and requiring an adjustment to the Conversion Rate in accordance with Section 10.05 are only exercisable upon the occurrence of certain triggering events, then the Conversion Rate will not be adjusted as provided in Section 10.05 until the earliest of such triggering events occurs. Upon the expiration or termination of any such rights, options or warrants without the exercise of such rights, options or warrants, the Conversion Rate then in effect shall be adjusted immediately to the Conversion Rate which would have been in effect at the time of such expiration or termination had such rights, options or warrants, to the extent outstanding immediately prior to such expiration or termination, never been issued.

If any dividend or distribution is declared and the Conversion Rate is adjusted pursuant to Section 10.05 on account of such dividend or distribution, but such dividend or distribution is thereafter not paid or made, the Conversion Rate shall again be adjusted to the Conversion Rate which would then be in effect had such dividend or distribution not been declared.

No adjustment to the Conversion Rate need be made pursuant to Section 10.05 for a transaction if Holders are to participate in the transaction without conversion on a basis and with notice that the Board of Directors determines in good faith to be fair and appropriate in light of the basis and notice on which holders of Common Shares participate in the transaction.

10.07	OTHER ADJUSTMENTS.

In the event that, as a result of an adjustment made pursuant to this Article X, the Holder of any Security thereafter surrendered for conversion shall become entitled to receive any Share Capital other than Common Shares, thereafter the Conversion Rate of such other shares so receivable upon conversion of any Security shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Share contained in this Article X.

10.08	ADJUSTMENTS FOR TAX PURPOSES.

Except as prohibited by law or by the rules of the NYSE or the TSX, the Company may make such increases in the Conversion Rate, in addition to those required by Section 10.05 hereof, as it determines to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by the Company or to its shareholders will not be taxable to the recipients thereof.

10.09	NOTICE OF ADJUSTMENT.

Whenever the Conversion Rate is adjusted, the Company shall promptly file with the Trustee (and the Conversion Agent if not the Trustee) an Officers’ Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. In the absence of an Officers’ Certificate being filed with the Trustee (and the Conversion Agent if not the Trustee), the Trustee may assume without inquiry that the

Conversion Rate has not been adjusted and that the last Conversion Rate of which it has knowledge remains in effect.

10.10	EFFECT OF RECLASSIFICATIONS, CONSOLIDATIONS, MERGERS, BINDING SHARE EXCHANGES OR SALES ON CONVERSION PRIVILEGE.

If any of the following shall occur, namely: (i) any reclassification or change in the Common Shares issuable upon conversion of Securities (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of Common Shares), (ii) any consolidation, amalgamation, statutory arrangement, merger or binding share exchange involving a third party or (iii) any sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company’s property or assets, in each case pursuant to which the Common Shares would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then the Company or such successor or acquiror, as the case may be, shall, as a condition precedent to such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee providing that, at and after the effective time of such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, the Holder of each Security then outstanding shall have the right to convert such Security into the kind and amount of cash, securities or other property (collectively, “Reference Property”) receivable upon such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition by a holder of a number of Common Shares equal to a fraction whose denominator is one thousand (1,000) and whose numerator is the product of the principal amount of such Security and the Conversion Rate in effect immediately prior to such reclassification, change, consolidation, merger, binding share exchange, sale, transfer, lease, conveyance or disposition. If the Reference Property consists solely of cash, such consideration shall be paid by the Company no later than the third (3rd) Business Day after the relevant Conversion Date. If holders of Common Shares shall have the opportunity to elect the form of consideration to be received pursuant to such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, then the Reference Property will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Shares that affirmatively make such election. The Company will notify the Holders of such weighted average as soon as practical after such determination is made.

Notwithstanding the foregoing, if, prior to the date that is five years plus one day from the last date of original issuance of the Securities, Holders would otherwise be entitled to receive, upon conversion of the Securities, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied on December 31, 2007 (such consideration, “Ineligible Consideration”), such Holders shall not be entitled to receive such Ineligible Consideration but the Company or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Company or the successor or acquirer, as the case may be) to deliver either such Ineligible Consideration or “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied on December 31, 2007 with a market value (as conclusively determined by the Board of

Directors and subject to any necessary approvals of the TSX and NYSE) equal to the market value of such Ineligible Consideration.

Notwithstanding the foregoing, if the Company effects a transaction that would be a Spin-Off as described in Section 10.05(C), but for the fact that it is, for tax, securities law or other reasons, structured as a transaction described in this Section 10.10, and in such transaction the holders of Common Shares receive both shares of a new series or class of common shares of the Company (the “New Shares”) and shares of the entity being spun off (the “Spin-Off Shares”), then the Company may (but is not obligated to), by notice to the Holders of the Securities and the Trustee prior to the effective date of such transaction, elect to treat the distribution of the Spin-Off Shares as being subject only to the adjustment provisions set forth in Section 10.05(C) and the distribution of the New Shares as being subject to this Section 10.10 as if the distribution of the Spin-Off Shares was in a separate transaction subject only to Section 10.05(C).

The Company or the successor or acquiror, as the case may be, in such transaction, shall execute with the Trustee a supplemental indenture permitted under Section 9.01(ii) providing that the Securities will be convertible into Reference Property and providing anti-dilution and other adjustments that are as nearly equivalent as possible to the adjustments described in Article X. The foregoing, however, shall not in any way affect the right a Holder of a Security may otherwise have, pursuant to Section 10.12, to receive rights or warrants upon conversion of a Security. If, in the case of any such consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, the stock or other securities and property (including cash) receivable thereupon by a holder of Common Shares includes shares of stock or other securities and property of a Person other than the Company or the successor or acquiror, as the case may be, in such consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, then such supplemental indenture shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holders of the Securities, including the right of Holders to require such Person to purchase their Securities upon a Fundamental Change, as the board of directors of such Person in good faith shall reasonably determine necessary by reason of the foregoing. The provisions of this Section 10.10 shall similarly apply to successive consolidations, amalgamations, statutory arrangements, mergers, binding share exchanges, sales, transfers, leases, conveyances or dispositions.

In the event the Company shall execute a supplemental indenture pursuant to this Section 10.10, the Company shall promptly file with the Trustee an Officer’s Certificate briefly stating the reasons therefor, the kind or amount of shares of stock, securities, property or cash receivable by Holders of the Securities upon the conversion of their Securities after any such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition and any adjustment to be made with respect thereto.

The Company shall not become a party to any such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition unless the terms thereof are consistent with this Section 10.10.

10.11	TRUSTEE’S DISCLAIMER.

All adjustments made under this Article X shall be made by the Company. Neither the Trustee nor any Conversion Agent shall at any time be under any duty or responsibility to the Company, any bid solicitation agent or any Holder to determine the Conversion Rate or any adjustment thereto, or whether any facts exist that may require any adjustment (including any increase) of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed under this Article X or under any supplemental indenture executed pursuant to this Article X in making such adjustment. The Trustee and Securities Agents may accept as conclusive evidence of the correctness of any such adjustment, and shall be protected in relying upon, the Officer’s Certificate with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 10.09 hereof. Neither the Trustee nor any Conversion Agent shall be accountable with respect to the validity or value (or the kind or amount) of shares of stock, securities, property or cash that may at any time be issued or delivered upon conversion of any Securities, and neither the Trustee nor any Conversion Agent makes any representations with respect thereto. Neither the Trustee nor the Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any shares of stock, securities, property or cash upon the surrender of any Security for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article X.

The Trustee shall not be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture executed pursuant to Section 10.10, but may accept as conclusive evidence of the correctness thereof, and shall be protected in conclusively relying upon, the Officer’s Certificate with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 10.10 hereof. Neither the Trustee nor the Conversion Agent shall be responsible for determining whether any event has occurred that makes the Securities eligible for conversion or no longer eligible therefor until the Company has delivered to the Trustee and the Conversion Agent the notices with respect to the commencement or termination of such conversion rights, on which notices the Trustee and the Conversion Agent may conclusively rely, and the Company agrees to deliver such notices to the Trustee and the Conversion Agent immediately after the occurrence of any such event or at such other times as shall be provided for in this Indenture.

10.12	RIGHTS DISTRIBUTIONS PURSUANT TO SHAREHOLDERS’ RIGHTS PLANS.

To the extent the Company has a rights plan, or any rights plan is adopted by the Company in the future, and such plan is in effect, upon conversion of the Securities, Holders who receive Common Shares upon conversion will be entitled to the rights under such rights plan in respect of such Common Shares, unless such rights are in respect of Ineligible Consideration (as defined in Section 10.10 of this Indenture), and unless the rights have separated from Common Shares at the time of conversion, in which case the Conversion Rate will be adjusted at the time of separation as if the Company had distributed to all holders of Common Shares, shares of the Company’s Capital Stock, evidences of indebtedness, securities, rights, options, warrants or other of its assets or property in accordance with Section 10.05(C), subject to readjustment in the event of the expiration, termination or redemption of such rights.

10.13	INCREASED CONVERSION RATE APPLICABLE TO CERTAIN SECURITIES SURRENDERED IN CONNECTION WITH MAKE-WHOLE FUNDAMENTAL CHANGES OR NOTICE OF REDEMPTION.

(A) If a Holder converts (i) at any time from, and including, the Make-Whole Effective Date of the Make-Whole Fundamental Change to, and including, the Business Day immediately preceding the related Fundamental Change Purchase Date or, in the case of a Make-Whole Fundamental Change that would have been a Fundamental Change but for the proviso in clause (2) of the definition thereof, the 35th Trading Day immediately following the Make-Whole Effective Date of such Make-Whole Fundamental Change (such period, the “Make-Whole Conversion Period”) or (ii) at any time from, and including, the date the Company gives the Notice of Redemption to, and including, the Business Day immediately preceding the Redemption Date (such period, the “Redemption Conversion Period”), the applicable Conversion Rate will be increased by an additional number of Common Shares and such conversion will be deemed to be “in connection with” such Make-Whole Fundamental Change or Notice of Redemption, as the case may be; provided, however, that such increase to the Conversion Rate shall not apply if such Make-Whole Fundamental Change is announced by the Company but not consummated.

The additional consideration deliverable or payable hereunder on account of any Make-Whole Applicable Increase with respect to a Security surrendered for conversion is herein referred to as the “Make-Whole Consideration.”

(B) As used herein, “Make-Whole Applicable Increase” shall mean, with respect to a Make-Whole Fundamental Change or Notice of Redemption, the number of shares set forth in the following table, which corresponds to the “Make-Whole Effective Date” and the Applicable Price of such Make-Whole Fundamental Change or Notice of Redemption:

Number of additional shares

(per $1,000 principal amount of Securities)

	Applicable Price ($)
Effective Date	$15.69	$19.00	$22.36	$25.00	$27.50	$29.07	$35.00	$40.00	$50.00	$75.00	$100.00
December 8, 2025	19.0122	13.5784	10.0219	8.0524	6.6280	5.8965	3.8994	2.8238	1.5452	0.3572	0.0000
January 15, 2027	19.0122	13.5784	10.0219	7.9856	6.4996	5.7417	3.6991	2.6210	1.3718	0.2747	0.0000
January 15, 2028	19.0122	13.5784	9.7361	7.5812	6.0585	5.2910	3.2640	2.2285	1.0790	0.1632	0.0000
January 15, 2029	19.0122	13.1911	8.9696	6.7508	5.2215	4.4665	2.5451	1.6218	0.6748	0.0491	0.0000
January 15, 2030	19.0122	11.8279	7.3193	5.0896	3.6433	2.9666	1.3954	0.7490	0.2052	0.0000	0.0000
January 15, 2031	19.0122	7.9089	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

provided, however, that:

(i) if the actual Applicable Price is between two prices listed in the table above under the row titled “Applicable Price,” or if the actual Make-Whole Effective Date is between two dates listed in the table above in the column immediately below the title “Effective Date,” then the Make-Whole Applicable Increase shall be determined by linear interpolation between the Make-Whole Applicable Increases set forth for such two prices, or for such two dates based on a three hundred and sixty five (365) or three hundred and sixty six (366) day year, as applicable;

(ii) if the actual Applicable Price is greater than $100.00 per Common Share (subject to adjustment as provided in Section 10.13(B)(iii)), or if the actual Applicable Price is less than $15.69 per Common Share (subject to adjustment as provided in Section 10.13(B)(iii)), then the Make-Whole Applicable Increase shall be equal to zero (0);

(iii) if an event occurs that requires, pursuant to this Article X (other than solely pursuant to this Section 10.13), an adjustment to the Conversion Rate, then, on the date and at the time such adjustment is so required to be made, (A) each price set forth in the table above in the row titled “Applicable Price” shall be deemed to be adjusted so that such price, at and after such time, shall be equal to the product of (1) such price as in effect immediately before such adjustment to such price and (2) a fraction whose numerator is the Conversion Rate in effect immediately before such adjustment to the Conversion Rate and whose denominator is the Conversion Rate to be in effect, in accordance with this Article X, immediately after such adjustment to the Conversion Rate; and (B) each Make-Whole Applicable Increase amount set forth in the table above shall be deemed to be adjusted so that such Make-Whole Applicable Increase, at and after such time, shall be equal to the product of (1) such Make-Whole Applicable Increase as in effect immediately before such adjustment to such Make-Whole Applicable Increase and (2) a fraction whose numerator is the Conversion Rate to be in effect, in accordance with this Article X, immediately after such adjustment to the Conversion Rate and whose denominator is the Conversion Rate in effect immediately before such adjustment to the Conversion Rate;

(iv) in no event shall the Conversion Rate applicable to any Security be increased pursuant to this Section 10.13 to the extent, but only to the extent, such increase shall cause the Conversion Rate applicable to such Security to exceed 63.7349 Common Shares per $1,000 principal amount (the “Make-Whole Cap”); provided, however, that the Make-Whole Cap shall be adjusted in the same manner in which, and for the same events for which, the Conversion Rate is to be adjusted pursuant to this Article X, and

(C) As used herein, “Applicable Price” shall have the following meaning with respect to a Make-Whole Fundamental Change or a Notice of Redemption, as applicable: (a) if such Make-Whole Fundamental Change is a transaction or series of related transactions described in clause (2) of the definition of “Fundamental Change”

and the consideration (excluding cash payments for fractional shares) for the Common Share in such Make-Whole Fundamental Change consists solely of cash, then the “Applicable Price” with respect to such Make-Whole Fundamental Change shall be equal to the cash amount paid per Common Share in such Make-Whole Fundamental Change; and (b) in all other circumstances, the “Applicable Price” with respect to such Make-Whole Fundamental Change or Notice of Redemption shall be equal to the average of the Closing Sale Prices per Common Share for the ten (10) consecutive Trading Days immediately preceding the Make-Whole Effective Date, which average shall be appropriately adjusted by the Board of Directors, in its good faith determination and subject to any necessary approvals of the TSX and NYSE, to account for any adjustment, pursuant to this Indenture, to the Conversion Rate that shall become effective, or any event requiring, pursuant to this Indenture, an adjustment to the Conversion Rate where the Ex-Date of such event occurs, at any time during such ten (10) consecutive Trading Days.

(D) The Make-Whole Consideration due upon a conversion of a Security by a Holder shall be paid as soon as practicable after the Conversion Date of such conversion, but in no event later than the third (3rd) Trading Day after such Conversion Date. The consideration in which the Make-Whole Consideration is payable shall be determined in accordance herewith, including, without limitation, in accordance with Section 10.02 and, to the extent applicable, Section 10.10.

(E) For avoidance of doubt, the provisions of this Section 10.13 shall not affect or diminish the Company’s obligations, if any, pursuant to Article III with respect to a Make-Whole Fundamental Change.

(F) Nothing in this Section 10.13 shall prevent an adjustment to the Conversion Rate pursuant to Section 10.05 in respect of a Make-Whole Fundamental Change.

(G) The Company will notify the Trustee, the Conversion Agent (if other than the Trustee) and the Holders of the Make-Whole Effective Date of a Make-Whole Fundamental Change and the consideration into which the Securities will be convertible (if other than the Common Shares and cash in lieu of fractional shares), no later than (i) three Business Days prior to the Make-Whole Effective Date of such Make-Whole Fundamental Change, if such date and consideration is then known to the Company and provided that the Company is not legally or contractually prohibited from providing such notice and (ii) otherwise, the fifth Business Day after the Make-Whole Effective Date of such Make-Whole Fundamental Change.

ARTICLE XI

MISCELLANEOUS

11.01	NOTICES.

Any notice or communication by the Company, the Trustee or the Securities Agent to one another shall be deemed to be duly given if made in writing and delivered:

(A) by hand (in which case such notice shall be effective upon delivery);

(B) by facsimile (in which case such notice shall be effective upon receipt of confirmation of good transmission thereof); or

(C) by overnight delivery by a nationally recognized courier service (in which case such notice shall be effective on the Business Day immediately after being deposited with such courier service),

in each case to the other party’s address or facsimile number, as applicable, set forth in this Section 11.01. Each of the Company and the Trustee, by notice to the other, may designate additional or different addresses or facsimile numbers for subsequent notices or communications.

The Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured e-mail (including e-mail attachments), facsimile transmission or other similar unsecured electronic methods, provided, however, that the Trustee shall have received, at the original issuance date of the Securities, an incumbency certificate listing persons designated to give such instructions or directions and containing specimen signatures of such designated persons, which incumbency certificate shall be amended and replaced whenever a person is to be added or deleted from the listing. If the Company elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding that such instructions conflict or are inconsistent with a subsequent written instruction. The Company agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.

Any notice or communication to a Holder shall be mailed to its address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

If the Company mails a notice or communication to Holders, it shall mail a copy to the Trustee at the same time. If the Trustee is required, pursuant to the express terms of this Indenture or the Securities, to mail a notice or communication to Holders, the Trustee shall also mail a copy of such notice or communication to the Company.

All notices or communications shall be in writing.

The Company’s address is:

First Majestic Silver Corp.

925 West Georgia Street, Suite 1800

Vancouver, British Columbia

Canada V6C 3L2

Attention: David Soares, Chief Financial Officer

The Trustee’s address is:

Computershare Trust Company, N.A.

1505 Energy Park Drive

St. Paul, Minnesota 55108

Attention: Corporate Trust Services – First Majestic Silver Corp

Administrator

11.02	CERTIFICATE AND OPINION AS TO CONDITIONS PRECEDENT.

Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(i) an Officer’s Certificate stating that, in the opinion of the signatory to such Officer’s Certificate, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(ii) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent provided for in this Indenture relating to the proposed action have been complied with.

Each signatory to an Officer’s Certificate or an Opinion of Counsel may (if so stated) rely, effectively, upon an Opinion of Counsel as to legal matters and an Officer’s Certificate or certificates of public officials as to factual matters, as the case may be, if such signatory reasonably and in good faith believes in the accuracy of the document relied upon.

11.03	STATEMENTS REQUIRED IN CERTIFICATE OR OPINION.

Each Officer’s Certificate or Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(i) a statement that the person making such certificate or opinion has read such covenant or condition;

(ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii) a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

11.04	RULES BY TRUSTEE AND AGENTS.

The Trustee may make reasonable rules for action by or at a meeting of Holders. Any Securities Agent may make reasonable rules and set reasonable requirements for its functions.

11.05	LEGAL HOLIDAYS.

If a payment date is a Legal Holiday, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on that payment for the intervening period.

11.06	DUPLICATE ORIGINALS.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed counterpart by facsimile or other electronic methods (including, a portable data format (PDF) e-mail attachment) shall be effective as delivery of a manually executed counterpart thereof. This Indenture (or any document executed in connection with this Indenture, except for the Notes) shall be valid, binding, and enforceable against a party only when executed and delivered by an authorized individual on behalf of the party by means of (i) any electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including relevant provisions of the Uniform Commercial Code (collectively, “Signature Law”); (ii) an original manual signature; or (iii) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof; provided that the Trustee believed such signatures to be genuine and to have been signed or presented by the proper Officer as provided herein. For avoidance of doubt, original manual signatures shall be used for execution or endorsement of writings when required under the Uniform Commercial Code or other Signature Law due to the character or intended character of the writings. For the avoidance of doubt, the Trustee shall authenticate the Notes by manual signature and the Company shall execute the Notes by manual signature.

11.07	GOVERNING LAW.

The laws of the State of New York shall govern this Indenture and the Securities.

11.08	SUBMISSION TO JURISDICTION.

The parties hereby submit to the non-exclusive jurisdiction of any U.S. Federal or New York State court sitting in the Borough of Manhattan in the City of New York solely for the purpose of any legal action or proceeding brought to enforce their obligations hereunder or with respect to any Security.

As long as any of the Securities remain outstanding or the parties hereto have any obligation under this Indenture, the Company shall have an authorized agent upon whom process may be served in any such legal action or proceeding. Service of process upon such agent and written notice of such service mailed or delivered to the Company shall to the extent permitted by law be deemed in every respect effective service of process upon the Company in any such legal action or proceeding and, if it fails to maintain such an agent, any such process or summons may be served by mailing a copy thereof by registered mail, or a form of mail substantially equivalent thereto, addressed to it at its address as provided for notices hereunder. The Company hereby appoints Registered Agent Solutions, Inc., as its agent for purposes of actions brought under this Indenture, and covenants and agrees that service of process in any legal action or proceeding may be made upon it at such office of such agent.

The Company irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the Supreme Court of the State of New York, County of New York or the U.S. District Court for the Southern District of New York and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

The Company irrevocably agrees that, should any such action or proceeding be brought against it arising out of or in connection with this Indenture, no immunity (to the extent that it may now or hereafter exist, whether on the ground of sovereignty or otherwise) from such action or proceeding, from attachment (whether in aid of execution, before judgment or otherwise) of its property, assets or revenues, or from execution or judgment wherever brought or made, shall be claimed by it or on its behalf or with respect to its property, assets or revenues, any such immunity being hereby irrevocably waived by the Company to the fullest extent permitted by law.

11.09	JUDGMENT CURRENCY.

In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “Judgment Currency”) other than U.S. dollars, the Company will indemnify the Trustee against any loss incurred by the Trustee or any other agent as a result of any variation as between (a) the rate of exchange at which the U.S. dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (b) the rate of exchange at which the Trustee or any agent is able to purchase U.S. dollars with the amount of the Judgment Currency actually received by the Trustee or any agent. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into U.S. dollars. The Trustee shall take no action and shall have no duty or liability with respect to monitoring or enforcing this Section 11.09.

11.10	NO ADVERSE INTERPRETATION OF OTHER AGREEMENTS.

This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or any of its Subsidiaries. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

11.11	SUCCESSORS.

All agreements of the Company in this Indenture and the Securities shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

11.12	SEPARABILITY.

In case any provision in this Indenture or the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and a Holder shall have no claim therefor against any party hereto.

11.13	TABLE OF CONTENTS, HEADINGS, ETC.

The Table of Contents and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions of this Indenture.

11.14	CALCULATIONS IN RESPECT OF THE SECURITIES.

Notwithstanding any other provisions herein, the Company and its agents (which does not include the Trustee, Paying Agent or Conversion Agent) shall make all calculations under this Indenture and the Securities in good faith. These calculations include, but are not limited to, determination of the Closing Sale Price of the Common Shares, adjustments to the Conversion Price and the Conversion Rate, the amount of conversion consideration deliverable in respect of any conversion and accrued interest payable on the Notes. In the absence of manifest error, such calculations shall be final and binding on the Trustee, each Securities Agent and all Holders. The Company shall provide a copy of such calculations to the Trustee as required hereunder, and, absent such manifest error, the Trustee shall be entitled to conclusively rely on the accuracy of any such calculation without independent verification. Neither the Trustee nor any Securities Agent shall have any duty or responsibility to confirm or verify, or in any case be responsible for, such calculations or the Company’s determination as to whether an adjustment shall be made.

11.15	NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR SHAREHOLDERS.

None of the Company’s past, present or future directors, officers, employees or shareholders, as such, shall have any liability for any of the Company’s obligations under this

Indenture or the Securities or for any claim based on, or in respect or by reason of, such obligations or their creation. By accepting a Security, each holder waives and releases all such liability. This waiver and release is part of the consideration for the issue of the Securities.

11.16	WAIVER OF JURY TRIAL.

EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES OR THE TRANSACTION CONTEMPLATED HEREBY.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first above written.

FIRST MAJESTIC SILVER CORP.

By:	(signed) “Samir Patel”
Name: Samir Patel
Title: General Counsel & Corporate Secretary

COMPUTERSHARE TRUST COMPANY, N.A., as Trustee

By:	(signed) “Belinda Coleman”
Name: Belinda Coleman
Title: Vice President

EXHIBIT A

[Face of Security]

FIRST MAJESTIC SILVER CORP.

Certificate No.

[INSERT PRIVATE PLACEMENT LEGEND, CANADIAN LEGEND AND

GLOBAL SECURITY LEGEND AS REQUIRED]

0.125% Convertible Senior Note due 2031 CUSIP No.

First Majestic Silver Corp., a British Columbia company (the “Company”), for value received, hereby promises to pay to Cede & Co., or its registered assigns, the principal sum of       dollars ($    ) on January 15, 2031 and to pay interest thereon, as provided on the reverse hereof, until the principal and any unpaid and accrued interest are paid or duly provided for.

Interest Payment Dates: January 15 and July 15, with the first payment to be made on July 15, 2026.

Regular Record Dates: January 1 and July 1.

The provisions on the back of this certificate are incorporated as if set forth on the face hereof.

IN WITNESS WHEREOF, First Majestic Silver Corp. has caused this instrument to be duly signed.

FIRST MAJESTIC SILVER CORP.

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities referred to in the within-mentioned Indenture.

COMPUTERSHARE TRUST COMPANY, N.A., as Trustee

By:
Authorized Signatory

Dated:

[REVERSE OF SECURITY]

FIRST MAJESTIC SILVER CORP.

0.125% Convertible Senior Note due 2031

1.

Interest. First Majestic Silver Corp., a British Columbia company (the “Company”), promises to pay interest on the principal amount of this Security at the rate per annum shown above. The Company will pay interest, payable semi-annually in arrears, on January 15 and July 15 of each year, with the first payment to be made on July 15, 2026. Interest on the Securities will accrue on the principal amount from, and including, the most recent date to which interest has been paid or provided for or, if no interest has been paid, from, and including, December 8, 2025 in each case to, but excluding, the next interest payment date or Maturity Date, as the case may be. Interest will be computed on the basis of a 360-day year of twelve 30-day months. For purposes only of providing the disclosure required by the Interest Act (Canada), the yearly rate of interest for purposes of that Act that is equivalent to the rate payable under the Securities is the rate payable under the Securities multiplied by the actual number of days in the year divided by 360. The term “interest” includes (i) any Additional Interest payable pursuant to Section 4.03(D) and Section 6.01 of the Indenture (as defined below), and (ii) any Additional Amounts payable pursuant to Section 4.08 of the Indenture.

2.	Maturity. The Securities will mature on January 15, 2031.

3.

Method of Payment. Except as provided in the Indenture, the Company will pay interest on the Securities to the persons who are Holders of record of Securities at the close of business on the record date set forth on the face of this Security next preceding the applicable interest payment date. Holders must surrender Securities to a Paying Agent to collect the principal amount, Redemption Price or Fundamental Change Purchase Price of the Securities, plus, if applicable, accrued and unpaid interest, if any, payable as herein provided at maturity, upon Redemption or purchase pursuant to a Fundamental Change Purchase Offer, as the case may be. The Company will pay, in money of the United States that at the time of payment is legal tender for payment of public and private debts, all amounts due in cash with respect to the Securities, which amounts shall be paid (A) in the case this Security is in global form, by wire transfer of immediately available funds to the account designated by the Depository for the Securities or its nominee; (B) in the case of a Security that is held, other than in global form, by a Holder of more than five million dollars ($5,000,000) in aggregate principal amount of Securities, by wire transfer of immediately available funds to the account within the United States specified by such Holder or, if such Holder does not specify an account, by mailing a check to the address of such Holder set forth in the register of the Registrar; and (C) in the case of a Security that is held, other than in global form, by a Holder of five million dollars ($5,000,000) or less in aggregate principal amount of Securities, by mailing a check to the address of such Holder set forth in the register of the Registrar; provided, that any such payment will be made by wire transfer of immediately available funds to the extent required by applicable law.

4.

Paying Agent, Registrar, Conversion Agent. Initially, Computershare Trust Company, N.A. (the “Trustee”) will act as Paying Agent and Registrar. Initially, Computershare Trust Company, N.A. will act as Conversion Agent. The Company may change any Paying Agent, Registrar or Conversion Agent without notice.

5.

Indenture. The Company issued the Securities under an Indenture dated as of December 8, 2025 (the “Indenture”) between the Company and the Trustee. The terms of the Securities include those stated in the Indenture. To the extent any provision of this Security conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Securities are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. The Securities are general unsecured senior obligations of the Company limited to $350,000,000 aggregate principal amount, except as otherwise provided in the Indenture (except for Securities issued in substitution for destroyed, mutilated, lost or stolen Securities). Terms used herein without definition and which are defined in the Indenture have the meanings assigned to them in the Indenture.

6.

Optional Redemption; Tax Redemption. On or after January 20, 2029, the Company shall have the right to redeem all or part of the Securities at a Redemption Price payable in cash, but only if the Closing Sale Price of the Common Shares for 20 or more Trading Days in a period of 30 consecutive Trading Days ending on the Trading Day prior to the date the Company provides the Notice of Redemption to Holders exceeds 130% of the Conversion Price in effect on each such Trading Day. The Redemption Price will equal the sum payable in cash of (1) 100% of the principal amount of the Securities to be redeemed and (2) accrued and unpaid interest, if any, to, but excluding, the Redemption Date.

The Company shall have the right, at the Company’s option, to redeem the Securities, in whole but not in part, at a the Redemption Price payable in cash equal to the sum of (1) 100% of the principal amount of the Securities to be redeemed plus (2) accrued and unpaid interest, if any, to, but excluding, the Redemption Date if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring from December 4, 2025 onwards in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring from December 4, 2025 onwards in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an Opinion of Counsel from Canadian legal counsel specializing in taxation and an Officer’s Certificate attesting to such change and obligation to pay Additional Amounts. Upon receiving such Notice of Redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to Section 3.08 of the Indenture can elect to (i) convert its Securities pursuant to Article X of the Indenture or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable by the Company on any payment of interest or principal with respect to the Securities after such Redemption Date. All future cash payments on the Securities will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld. Where no such election is made, the Holder will have its Securities redeemed without any further action. If a Holder does not elect to convert its Securities pursuant to Article X of the Indenture but wishes to elect to not have its Securities redeemed, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Notice of Redemption, a Notice of Election upon Tax Redemption form (the “Notice of Election”) on the back of this Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five Business Days prior to the Redemption Date.

A Holder may convert the Securities only until the close of business on the Business Day immediately preceding the Redemption Date, unless the Company defaults in the payment of the Redemption Price.

7.

Notice of Redemption. The Company shall give the Notice of Redemption at least twenty (20) calendar days but not more than sixty (60) calendar days before the Redemption Date (which must be a Business Day) to each Holder of the Securities to be redeemed. Such notice will state, among other things, (i) the date the Securities will be redeemed (the “Redemption Date”), (ii) the Redemption Price, (iii) that the Holder has a right to convert the Securities called for Redemption, (iv) the Conversion Rate (including any increase as provided for in Article X of the Indenture) and (v) that the right to convert the Securities will terminate at the close of business on the Business Day immediately preceding the Redemption Date. The Securities in denominations larger than $1,000 principal amount may be redeemed in part but only in integral multiples of $1,000 principal amount.

8.

Offer to Purchase Upon a Fundamental Change. Subject to the terms and conditions of the Indenture, in the event of a Fundamental Change, the Company shall offer to purchase for cash all outstanding Securities (or portions thereof that are integral multiples of $1,000 in principal amount) on a date selected by the Company (the “Fundamental Change Purchase Date”), which date is no later than thirty five (35) calendar days, nor earlier than twenty (20) calendar days, after the date on which notice of such Fundamental Change is provided pursuant to the Indenture, at a price payable in cash equal to one hundred percent (100%) of the principal amount of such Security (or portion thereof) to be so purchased, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date; provided, however, that if such Fundamental Change Purchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Securities at the close of business on such record date, and the Holder surrendering such Securities for purchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Securities at the close of business on such record date.

9.

Conversion. Subject to the provisions of Article III and Article X of the Indenture, the Securities shall be convertible, in integral multiples of $1,000 principal amount, into Common Shares at any time until the close of business on the Business Day immediately preceding January 15, 2027.

To convert a Security, a Holder must (1) complete and sign the Conversion Notice, with appropriate signature guarantee, on the back of the Security, (2) surrender the Security to a Conversion Agent, (3) furnish appropriate endorsements and transfer documents if required by the Registrar or Conversion Agent, (4) pay the amount of interest, if any, the Holder must pay in accordance with the Indenture and (5) pay any tax or duty if required pursuant to the Indenture. A Holder may convert a portion of a Security if the portion is $1,000 principal amount or an integral multiple of $1,000 principal amount.

If a Security is tendered for conversion in accordance with the Indenture, then the Holder of such Security shall be entitled to receive a number of Common Shares equal to (1) (A) the aggregate principal amount of Securities to be converted, divided by (B) $1,000 multiplied by (2) the Conversion Rate in effect on the relevant Conversion Date (provided that the Company shall deliver cash in lieu of fractional shares based on the Closing Sale Price of Common Shares on the relevant Conversion Date) in accordance with Section 10.02 (A) of the Indenture.

The initial Conversion Rate is 44.7227 Common Shares per $1,000 principal amount of Securities (which results in an effective initial Conversion Price of approximately $22.36 per share) subject to adjustment in the event of certain circumstances as specified in the Indenture. On conversion, no payment or adjustment for any unpaid and accrued interest on the converted Securities will be made. If any Holder surrenders a Security for conversion after the close of business on the record date for the payment of an installment of interest and prior to the open of business on the related interest payment date, then, notwithstanding such conversion, the interest payable with respect to such Security on such interest payment date shall be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date; provided, however, that such Security, when surrendered for conversion, must be accompanied by payment to the Conversion Agent on behalf of the Company of an amount equal to the interest payable on such interest payment date on the portion so converted unless either (i) the Company shall have, in respect of a Fundamental Change, specified a Fundamental Change Purchase Date which is after such record date and on or before such interest payment date and such Security is converted after such record date and on or before such interest payment date, (ii) the Company has specified a Redemption Date which is after such record date and on or before such interest payment date, or (iii) such Security is surrendered for conversion after the close of business on the record date immediately preceding the Maturity Date; provided further, however, that, if the Company shall have, prior to the Conversion Date with respect to a Security, defaulted in a payment of interest on such Security, then in no event shall the Holder of such Security who surrenders such Security for conversion be required to pay such defaulted interest or the interest that shall have accrued on such defaulted interest pursuant to Section 2.14 of the Indenture or otherwise (it being understood that nothing in paragraph shall affect the Company’s obligations under Section 2.14 of the Indenture).

The Conversion Rate applicable to each Security that is surrendered for conversion, in accordance with the Securities and Article X of the Indenture, at any time during a Make-Whole Conversion Period or a Redemption Conversion Period shall be increased, as applicable, in accordance with Article X of the Indenture; provided, however, that such increase to the Conversion Rate shall not apply if such Make-Whole Fundamental Change is announced by the Company but shall not be consummated.

10.

Denominations, Transfer, Exchange. The Securities are in registered form, without coupons, in minimum denominations of $1,000 principal amount and integral multiples of $1,000 principal amount in excess thereof. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or similar governmental charge that may be imposed in connection with certain transfers or exchanges. The Company or the Trustee, as the case may be, shall not be required to register the transfer of or exchange any Security for which a Purchase Notice has been delivered, and not withdrawn, in accordance with the Indenture, except the unpurchased portion of Securities being purchased in part.

11.	Persons Deemed Owners. The registered Holder of a Security may be treated as the owner of such Security for all purposes.

12.

Merger or Consolidation. The Company shall not consolidate with, or merge with or into, or sell, transfer, lease, convey or otherwise dispose of all or substantially all of the Company’s property or assets to, another person, whether in a single transaction or series of related transactions, unless (i) the resulting, surviving or transferee person (if not the Company) (the “Successor”) is an entity organized and existing under the laws of the United States, any State thereof or the District of Columbia or the laws of Canada or any province or territory of Canada; (ii) the Successor assumes by supplemental indenture all the obligations of the Company under the Securities and the Indenture; and (iii) immediately after giving effect to such transaction or series of transactions, no Default or Event of Default shall exist.

13.	Amendments, Supplements and Waivers. The Company and the Trustee may amend the Indenture and the Securities to the extent provided in Article IX of the Indenture.

14.	Defaults and Remedies. Article VI of the Indenture provides for certain Events of Defaults and remedies with respect to the Securities.

15.

Trustee Dealings with the Company. The Trustee under the Indenture, or any banking institution serving as successor Trustee thereunder, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for, the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not Trustee.

16.

No Recourse Against Others. No past, present or future director, officer, employee or shareholder, as such, of the Company shall have any liability for any obligations of the Company under the Securities or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Security, waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

17.	Authentication. This Security shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent in accordance with the Indenture.

18.

Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entirety), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Securities Custodian), and U/G/M/A (Uniform Gifts to Minors Act).

THE COMPANY WILL FURNISH TO ANY HOLDER UPON WRITTEN REQUEST AND WITHOUT CHARGE A COPY OF THE INDENTURE. REQUESTS MAY BE MADE TO:

First Majestic Silver Corp.

925 West Georgia Street, Suite 1800

Vancouver, British Columbia

Canada V6C 3L2

[FORM OF ASSIGNMENT]

I or we assign to

PLEASE INSERT SOCIAL SECURITY OR

OTHER IDENTIFYING NUMBER

(please print or type name and address)

the within Security and all rights thereunder, and hereby irrevocably constitute and appoint

Attorney to transfer the Security on the books of the Company with full power of substitution in the premises.

Dated:

NOTICE: The signature on this assignment must correspond with the name as it appears upon the face of the within Security in every particular without alteration or enlargement or any change whatsoever and be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion Program or in such other guarantee program acceptable to the Trustee.

Signature Guarantee:

In connection with any transfer of this Security occurring prior to the date of the declaration by the Securities and Exchange Commission of the effectiveness of a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering resales of this Security (which effectiveness shall not have been suspended or terminated at the date of the transfer) the undersigned confirms that it has not utilized any general solicitation or general advertising (as defined in Regulation D under the Securities Act) or made any directed selling efforts (as defined in Regulation S under the Securities Act) in connection with the transfer:

[Check One]

(1)	to the Company or any subsidiary thereof; or

(2)	pursuant to and in compliance with Rule 144A under the Securities Act; or

(3)	outside the United States to a person other than a “U.S. person” in compliance with Rule 904 of Regulation S under the Securities Act; or

(4)	pursuant to the exemption from registration provided by Rule 144 under the Securities Act; or

(5)	pursuant to an effective registration statement under the Securities Act; or

(6)	pursuant to another available exemption from registration under the Securities Act.

and unless the box below is checked, the undersigned confirms that such Security is not being transferred to an “affiliate” of the Company as defined in Rule 144 under the Securities Act (an “Affiliate”):

[ ]	The transferee is an Affiliate of the Company. (If the Security is transferred to an Affiliate, the restrictive legend must remain on the Security for one year following the date of the transfer).

Unless one of the items is checked, the Trustee will refuse to register any of the Securities evidenced by this certificate in the name of any person other than the registered Holder thereof; provided, however, that if items (3), (4) or (6) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Securities, in their sole discretion, such written legal opinions, certifications and other information as the Trustee or the Company have reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

If none of the foregoing items are checked, the Trustee or Registrar shall not be obligated to register this Security in the name of any person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.18 of the Indenture shall have been satisfied.

Dated:	Signed:

(Sign exactly as name appears on the other side of this Security)

Signature Guarantee:

TO BE COMPLETED BY PURCHASER IF (2) ABOVE IS CHECKED

The undersigned represents and warrants that it is purchasing this Security for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A. The undersigned acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A, and that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:	Signed:

NOTICE: To be executed by an executive officer of Purchaser

CONVERSION NOTICE

Computershare Trust Company, N.A.

Attn: Corporate Trust Services – First Majestic Silver Corp. Administrator

1505 Energy Park Drive

St. Paul, MN 55108

To convert this Security in accordance with the Indenture, check the box: [ ]

To convert only part of this Security, state the principal amount to be converted (must be in multiples of $1,000):

$

If you want the share certificate representing the Common Shares, if any, issuable upon conversion made out in another person’s name, fill in the form below:

(Insert other person’s soc. sec. or tax I.D. no.)

(Print or type other person’s name, address and zip code)

Dated:	Signed:

(Sign exactly as your name(s) appear(s) on the other side of this Security)

Signature(s) guaranteed by:

(All signatures must be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion Program or in such other guarantee program acceptable to the Conversion Agent.)

PURCHASE NOTICE

Certificate No. of Security:

If you want to elect to have this Security purchased by the Company pursuant to Section 3.09 of the Indenture, check the box: [ ]

If you want to elect to have only part of this Security purchased by the Company pursuant to Sections 3.09 of the Indenture, state the principal amount to be so purchased by the Company:

$
(in an integral multiple of $1,000)

Dated:	Signature(s):

(Sign exactly as name appears on the other side of this
Security)
Signature(s) guaranteed by:

(All signatures must be guaranteed by a guarantor
institution participating in the Securities Transfer Agents
Medallion Program or in such other guarantee program
acceptable to the Trustee.)

NOTICE OF ELECTION UPON TAX REDEMPTION

Certificate No. of Security:

If you elect not to have this Security redeemed by the Company, check the box: [ ]

If you elect to have only part of this Security redeemed by the Company pursuant to Section 3.08 of the Indenture, state the principal amount to be so purchased by the Company:

$
(in an integral multiple of $1,000)

Dated:	Signature(s):

(Sign exactly as name appears on the other side of this
Security)
Signature(s) guaranteed by:

(All signatures must be guaranteed by a guarantor
institution participating in the Securities Transfer
Agents Medallion Program or in such other guarantee
program acceptable to the Trustee.)

SCHEDULE A

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL SECURITY1

The following exchanges of a part of this Global Security for an interest in another Global Security or for Securities in certificated form, have been made:

Date of Exchange	Amount of decrease in Principal amount of this Global Security	Amount of Increase in Principal amount of this Global Security	Principal amount of this Global Security following such decrease or increase	Signature or authorized signatory of Trustee or Securities Custodian

[1]	This is included in Global Security only.

EXHIBIT B-1

FORM OF LEGEND FOR GLOBAL SECURITY

Any Global Security authenticated and delivered hereunder shall bear a legend in substantially the following form:

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY OR A SUCCESSOR DEPOSITORY. THIS SECURITY IS NOT EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE.

B-1-1

EXHIBIT B-2

FORM OF PRIVATE PLACEMENT LEGEND

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER AGREES (1) THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THE SECURITY EVIDENCED HEREBY, EXCEPT (A) TO THE ISSUER, FIRST MAJESTIC SILVER CORP., OR A SUBSIDIARY OF THE ISSUER; (B) UNDER A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT; (C) TO A PERSON THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A ADOPTED UNDER THE SECURITIES ACT) THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER AND TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, ALL IN COMPLIANCE WITH RULE 144A (IF AVAILABLE); (D) OUTSIDE THE UNITED STATES IN A TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE SECURITIES ACT; OR (E) UNDER ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT; AND (2) THAT IT WILL, PRIOR TO ANY TRANSFER OF THIS SECURITY, FURNISH TO THE ISSUER AND THE TRUSTEE OR TRANSFER AGENT FOR THIS SECURITY, AS APPLICABLE, SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS MAY BE REQUIRED TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

[TO BE INCLUDED ONLY ON CERTIFICATES REPRESENTING COMMON SHARES —

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.]

B-2-1

EXHIBIT B-3

FORM OF CANADIAN LEGEND

IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE ORIGINAL DISTRIBUTION OF SUCH SECURITIES OR ADDITIONAL SECURITIES, AS APPLICABLE].

B-3-1

EXHIBIT C

FORM OF NOTICE OF TRANSFER PURSUANT TO REGISTRATION STATEMENT

First Majestic Silver Corp.

925 West Georgia Street, Suite 1800

Vancouver, British Columbia

Canada V6C 3L2

Computershare Trust Company, N.A.

1505 Energy Park Drive

St. Paul, Minnesota 55108

Attn: Corporate Trust Services – DAPS Reorg

Attention: Corporate Trust Services – First Majestic Silver Corp Administrator

Registrar and Transfer Agent for the Securities (as defined herein)

Re:	First Majestic Silver Corp. (the “Company”)
0.125% Convertible Senior Notes due 2031 (the “Securities”)

Ladies and Gentlemen:

Please be advised that          has transferred $         aggregate principal amount of the Securities or          Common Shares, of the Company issuable on conversion of the Securities (“Shares”) pursuant to an effective Shelf Registration Statement on Form [F-10/F-3] (File No. 333-      ).

We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933 as amended, have been satisfied with respect to the transfer described above and that the above-named beneficial owner of the Securities or Shares is named as a “Selling Security Holder” in the Prospectus dated        , or in amendments or supplements thereto, and that the aggregate principal amount of the Securities, or number of Shares transferred are [a portion of] the Securities or Shares listed in such Prospectus, as amended or supplemented, opposite such owner’s name.

Very truly yours,

C-1

EXHIBIT D

FORM OF CERTIFICATE TO BE DELIVERED

IN CONNECTION WITH TRANSFERS

PURSUANT TO REGULATION S

Computershare Trust Company, N.A.

1505 Energy Park Drive

St. Paul, Minnesota 55108

Attn: Corporate Trust Services – DAPS Reorg

Registrar and Transfer Agent for the Company’s 0.125% Convertible Senior Notes due 2031

Ladies and Gentlemen:

The undersigned seller (i) acknowledges that the sale of the securities of First Majestic Silver Corp. (the “Company”) to which this declaration relates [,represented by certificate no.       ], is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and (ii) certifies that: (A) it is not an affiliate (as defined in Rule 405 under the Securities Act) of the Company (except for any officer or director who is an affiliate solely by virtue of holding such position); (B) the offer of the securities was not made to a person in the United States and either (1) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (2) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (C) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the securities; (D) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the Securities Act); (E) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (F) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act.”

You, the Company and counsel for the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

D-1

Very truly yours,

D-2